FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

1.	Registrant’s Press Release dated March 18, 2010 including financial statements for the year ended December 31, 2009.

2.	Registrant's report filed with Israeli Securities Authority on March 18, 2010.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: March 18, 2010

3

 -FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2009 RESULTS

•	NET LOSS IN THE FULL YEAR OF 2009 DECREASED 80% TO $14.3 MILLION FROM A NET LOSS OF $71.8 MILLION IN THE FULL YEAR OF 2008.

•	NET INCOME IN THE FOURTH QUARTER OF 2009 AMOUNTED TO $16.1 MILLION, COMPARED WITH A NET LOSS OF $24.0 MILLION IN FOURTH QUARTER OF 2008.

•	INVESTMENTS MADE BY ELRON AND RDC IN GROUP COMPANIES DURING 2009 AMOUNTED TO $33.5 MILLION.

•	COMPLETION OF SALE OF HOLDINGS IN NETVISION TO IDB GROUP COMPANIES FOR TOTAL CONSIDERATION OF NIS 228.7 MILLION ($60.7 MILLION); AN APPROXIMATELY $21.9 MILLION GAIN RECORDED IN FOURTH QUARTER OF 2009.

•	VOLUNTARY DELISTING OF SHARES FROM NASDAQ AND ADOPTION OF IFRS. THE COMPANY'S SHARES CONTINUE TO TRADE ON THE TEL AVIV STOCK EXCHANGE.

Tel Aviv, Israel, March 18, 2010 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron" or the "Company") today reported its financial results for the fourth quarter and full year of 2009. The consolidated financial statements as of December 31, 2009 have been prepared, for the first time, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS'). (See below under "Delisting and Change to IFRS").

The net income attributable to Elron's shareholders in the fourth quarter of 2009 amounted to $16.1 million, as compared to a net loss of $24.0 million in the fourth quarter of 2008.

Fourth quarter results included a gain in the amount of $21.9 million resulting from the disposition of Elron's holdings in NetVision Ltd. ("NetVision") as described below. This gain was partially offset by $6.9 million of losses recorded with respect to Elron's group companies, as compared with $20.9 million of losses in the fourth quarter of 2008.

The net loss attributable to Elron's shareholders in the full year of 2009 amounted to $14.3 million, compared to a $71.8 million net loss in the comparable period last year, representing an approximately 80% decrease. The net loss for 2009 resulted mainly from Elron's share in the net losses of its group companies in the amount of $35.2 million which was offset by gains from disposal of businesses and associates in the amount of $31.8 million, which mainly included a $21.9 million gain resulting from the disposition of Elron's holdings in NetVision, as described below.

Elron's non-consolidated G&A costs in the full year of 2009 amounted to $6.9 million, compared with $9.6 million in 2008, representing an approximately 28% decrease. The decrease was mainly due to the implementation of the Services Agreement with Discount Investment Corporation Ltd. ("DIC"), which was approved by the shareholders of the Company on April 22, 2009.

Notable Developments in the Fourth Quarter of 2009 and Subsequently

Sale of Elron's Holdings in NetVision:

On October 29, 2009, Elron completed the sale of its holding in NetVision, a leading Israeli Internet service and international long distance provider, to DIC and Clal Industries and Investments Ltd. ("CII"), following approval of the sale by the shareholders of each of Elron, DIC and CII. As a result of the sale, Elron received proceeds of NIS 228.7 million (equal to $60.7 million). DIC and CII are both affiliates of Elron, and majority-owned subsidiaries of IDB Development Ltd.

Delisting and Change to IFRS:

On January 6, 2010, Elron voluntarily delisted from the Nasdaq Global Select Market. Elron further intends to terminate the registration of its ordinary shares under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") as soon as possible under SEC rules, thereby terminating its obligation to file annual and other reports with the SEC. Elron does not expect such deregistration to take effect earlier than the first quarter of 2011, if at all. Elron's ordinary shares continue to be listed and traded on the Tel Aviv Stock Exchange, its principal trading market. As a result of the delisting, Elron is now required to comply with reporting requirements in accordance with both Israeli and U.S applicable securities laws and regulations.

As a result of the delisting from Nasdaq, Elron commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. As a result, Elron changed its financial reporting principles from generally accepted accounting principles in the United States ("U.S. GAAP") to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder, Elron's consolidated financial statements for the year ended December 31, 2009 were prepared in conformity with IFRS (without reconciliation to U.S. GAAP) which are the Company's initial annual financial statements prepared in accordance with IFRS. The preparation of the Company's consolidated financial statements in accordance with IFRS resulted with changes to the accounting policies as compared with the most recent annual financial statements as of December 31, 2008 and for the year then ended prepared under U.S. GAAP. Elron's significant accounting policies are more fully described in Note 2 to its consolidated financial statements. The complete set of financial statements as of December 31, 2009 will be released today and furnished to the SEC under a Form 6-K and to the Israeli Securities Authority, and will be available online on the SEC's website at www.sec.gov, on the Israel Securities Authority's website at www.magna.gov.il, and on the Company's website at www.elron.com. Elron's Annual Report to the SEC on Form 20-F is expected to be filed by the end of March 2010.

Non-Binding Indication of Interest for Acquisition of Medingo:

On October 26, 2009, Elron announced the receipt of a non-binding indication of interest of a third party regarding a potential acquisition of Medingo Ltd. ("Medingo") (92% held by Elron, including 83% held by RDC – Rafael Development Corporation ("RDC"), Elron's 50.1% subsidiary). Medingo is engaged in the development and commercialization of a miniature insulin dispensing patch pump for the needs of insulin-dependent diabetic patients. The indication of interest relates to an acquisition of Medingo's entire share capital for a cash consideration ranging from $150 million to $170 million and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185 million and $213 million. The transaction would be subject mainly to (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such transaction, Elron would be expected to record a net gain initially estimated at this stage to be between approximately $57 million and approximately $86 million, including Elron's share in the net gain expected to be recorded by RDC. There is no assurance of the occurrence, timing, the expected gain amount or terms of any such transaction.

Commencement of Negotiations for the sale of Teledata:

Elron and other shareholders of Teledata Networks Ltd. ("Teledata") (21% held by Elron) have commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to a foreign (non-Israeli) publicly traded company. Teledata is a global provider of Multiservice Access solutions for Next Generation Networks. If completed, the aggregate consideration from this transaction is estimated, at this stage, at approximately $50 million, payable partly in cash, partly in bonds and partly in stock of the acquirer. Elron's share of the consideration from the transaction will be determined following discussions with other Teledata shareholders. The completion of the transaction is subject, inter alia, to due diligence regarding the acquirer to the sellers' satisfaction, the completion of negotiations, the execution of a definitive agreement and obtaining of the necessary regulatory and other approvals. Accordingly, there is no assurance that the negotiations will lead to the execution of a definitive agreement or that the transaction will be completed.

Liquidity, Investments & Shareholders' Equity

As of December 31, 2009, Elron's non-consolidated cash balance amounted to $59.9 million compared with $4.0 million at December 31, 2008. As of December 31, 2009, Elron's long-term loans, not including loans of its subsidiaries, amounted to $46.7 million. This includes $9.0 million of loans received during 2009 from DIC.

During 2009 Elron and RDC invested an amount of $33.5 million in their group companies.

During 2009 Elron received dividends from Given Imaging Ltd. and NetVision in the aggregate amount of $8.1 million.

Shareholders' equity attributable to Elron's shareholders at December 31, 2009, was $126.5 million, which represented approximately 59% of Elron's total assets, compared with $139.5 million, which represented approximately 64% of Elron's total assets, at December 31, 2008.

About Elron Electronic Industries

Elron Electronic Industries Ltd. (TASE: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, Medingo, BrainsGate, NuLens, Aqwise and Starling. For further information, please visit www.elron.com.

Company Contact:

Lauren Duke, Assistant to CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks are  detailed from time to time  in the Company's Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron's website above does not constitute incorporation of any of the information thereon into this press release.

**** FINANCIAL TABLES FOLLOW ***

Consolidated Balance Sheets as of

	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Assets:
Current assets
Cash and cash equivalents	64,747	17,364
Restricted cash	60	143
Trade receivables, net	2,084	1,150
Other current assets	3,391	5,787
Inventories	3,582	2,002

	73,864	26,446

Non-current assets
Investments in associates	113,237	168,366
Other investments (accounted as available for sale)	14,527	7,511
Property, plant and equipment, net	2,991	4,458
Intangible assets, net	7,521	12,798
Other long-term receivables	940	-

	139,216	193,133

Total assets	213,080	219,579

Consolidated Balance Sheets as of

	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Liabilities:
Current liabilities
Short terms credit and loans	10,865	3,780
Trade payables	4,273	3,829
Other current liabilities	9,627	12,486
Convertible Debentures	1,172	-

	25,937	20,095

Long-term liabilities
Long term loans from banks and others	36,981	35,141
Long term loan from shareholders	16,737	6,176
Convertible Debentures	2,211	2,161
Royalty bearing government grants	8,685	8,814
Employee benefits	194	991
Other long term liabilities	242	150

	65,050	53,433

Total Liabilities	90,987	73,528

Equity attributable to the
Company's shareholders
Issued capital	9,573	9,573
Share premium	190,328	190,328
Retained earnings (accumulated deficit)	(83,499)	(70,052)
Other capital reserves	10,067	9,657

Non-controlling interests	(4,376)	6,545

Total equity	122,093	146,051

Total liabilities and equity	213,080	219,579

Consolidated Statements of Loss

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
	(except for loss per share data)

Income
Sales of goods	9,904	6,237
Gain from disposal of businesses and associates and changes in holding in associates, net	31,802	783
Financial income	1,413	6,259
	43,119	13,279

Cost and Expenses
Cost of sales	4,824	3,200
Research and development expenses, net	25,699	29,911
Selling and marketing expenses	8,985	7,525
General and administrative expenses	15,865	19,065
Equity in losses of associates, net	10,514	40,146
Amortization of intangible assets	1,416	1,061
Other expenses, net	2,230	257
Financial expenses	5,434	4,800
	74,967	105,965

Loss before tax benefit	31,848	92,686

Tax benefit	2,453	32

Net Loss	29,395	92,654

Attributable to:
The Company's shareholders	14,304	71,834
Non-controlling interests	15,091	20,820

	29,395	92,654

Net loss per share attributable to the
Company’s shareholders (in $)

Basic loss per share	0.48	2.43

Diluted loss per share	0.49	2.44

Elron Electronic Industries Ltd.

Consolidated Financial Statements

For the Year Ended
December 31, 2009

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the year ended December 31, 2009

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company") and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 104.5 million, $ 107.9 million and $ 85.8 million as of December 31, 2009, 2008 and January 1, 2008, respectively, and the Company’s equity in their earnings amounted to $ 5.6 million and $ 1.4 million for the years ended December 31, 2009 and 2008, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS").

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 18, 2010	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Balance Sheets as of

		December 31	December 31	January 1
		2009	2008	2008
	Note	$ thousands	$ thousands	$ thousands

Assets:
Current assets
Cash and cash equivalents	4	64,747	17,364	20,090
Short-term financial investments	5	-	-	16,900
Restricted cash	3D.1	60	143	7,642
Available for sale marketable securities	6	-	-	29,730
Trade receivables, net	7	2,084	1,150	1,043
Other current assets	8	3,391	5,787	5,269
Inventories	9	3,582	2,002	1,732

		73,864	26,446	82,406

Non-current assets
Investments in associates	3	113,237	168,366	144,957
Other investments (accounted as available for sale)	10	14,527	7,511	13,102
Property, plant and equipment, net	11	2,991	4,458	1,796
Intangible assets, net	12	7,521	12,798	1,109
Deferred taxes	25	-	-	56
Other long-term receivables		940	-	-

		139,216	193,133	161,020

Total assets		213,080	219,579	243,426

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Balance Sheets as of

		December 31	December 31	January 1
		2009	2008	2008
	Note	$ thousands	$ thousands	$ thousands
Liabilities:
Current liabilities
Short term credit and loans	13	10,865	3,780	3,325
Trade payables	14	4,273	3,829	3,236
Other current liabilities	15	9,627	12,486	9,116
Convertible Debentures	3D.1,16	1,172	-	5,549
Option to Convertible Debentures	3D.1,16	-	-	830

		25,937	20,095	22,056

Long-term liabilities
Long term loans from banks and others	16	36,981	35,141	2,244
Long term loan from shareholders	16	16,737	6,176	-
Convertible Debentures	3D.1,16	2,211	2,161	-
Royalty bearing government grants	17	8,685	8,814	5,453
Employee benefits	18	194	991	561
Deferred taxes	25	-	-	456
Other long term liabilities		242	150	-

		65,050	53,433	8,714

Total Liabilities		90,987	73,528	30,770

Equity attributable to the Company's shareholders
Issued capital	19	9,573	9,573	9,573
Share premium	19	190,328	190,328	190,328
Retained earnings (accumulated deficit)		(83,499)	(70,052)	1,275
Other capital reserves		10,067	9,657	8,437

Non-controlling interests		(4,376)	6,545	3,043

Total equity		122,093	146,051	212,656

Total liabilities and equity		213,080	219,579	243,426

Arie Mientkavich	Zvi Slovin	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Co-Chief Executive Officer	Co-Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 18, 2010

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Loss

		For the	For the
		year ended	year ended
		December 31	December 31
		2009	2008
		$ thousands	$ thousands
	Note	(except for loss per share data)

Income
Sales of goods		9,904	6,237
Gain from disposal of businesses and associates and changes in holding in associates, net	24B	31,802	783
Financial income	24D	1,413	6,259
		43,119	13,279

Cost and Expenses
Cost of sales	24E	4,824	3,200
Research and development expenses, net	24F	25,699	29,911
Selling and marketing expenses	24G	8,985	7,525
General and administrative expenses	24H	15,865	19,065
Equity in losses of associates, net	24A	10,514	40,146
Amortization of intangible assets		1,416	1,061
Other expenses, net	24C	2,230	257
Financial expenses	24D	5,434	4,800
		74,967	105,965

Loss before tax benefit		31,848	92,686

Tax benefit	25A	2,453	32

Net Loss		29,395	92,654

Attributable to:
The Company's shareholders		14,304	71,834
Non-controlling interests		15,091	20,820

		29,395	92,654

Net loss per share attributable to the Company’s shareholders (in $)

Basic loss per share		0.48	2.43

Diluted loss per share		0.49	2.44

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Loss

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Reserve from revaluation of investment following consolidation	-	5,219
Actuarial gains from defined benefit plan	15	69
Foreign currency translation differences for foreign operations	(45)	902
Foreign currency translation differences charged to the statement of income upon disposal of an associate	(4,330)	-
Changes in fair value of available for sale financial assets	5,001	(1,990)
Net change in fair value of available-for-sale financial assets classified to the statement of income	(84)	(2,266)
Company's share of other comprehensive income (loss) of associates	455	(609)

Other comprehensive income for the year	1,012	1,325

Loss for the year	(29,395)	(92,654)

Total comprehensive loss for the year	(28,383)	(91,329)

Attributable to:
Company's shareholders	(13,381)	(70,485)
Non-controlling interests	(15,002)	(20,844)

Total comprehensive loss for the year	(28,383)	(91,329)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
					Capital	Capital
					reserves	reserves
					in	in
					respect	respect			Total
				Capital	of	of			equity
				reserves	transaction	financial	Revaluation	Retained	attributable
			Share	from	with	assets	reserve from	earning	to the	Non
	Issued	Share	Based	translation	controlling	available	consolidation	(Accumulated	Company’s	controlling
	capital	Premium	Payments	differences	interest	for sale	of subsidiaries	deficit)	shareholders	interest	Total
	In thousands of dollars

Balance at January 1, 2008	9,573	190,328	675	4,217	-	4,220	-	600	209,613	3,043	212,656
Share based payment	-	-	378	-	-	-	-	-	378	-	378
Increase in the non-controlling interest due to issuance of shares by a subsidiary	-	-	-	-	-	-	-	-	-	18,631	18,631
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	1,925	1,925
Increase in Non-controlling interest due to initial consolidation	-	-	-	-	-	-	-	-	-	3,790	3,790
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	-	-	(468)	468	-	-	-
Total comprehensive income (loss) for the year	-	-	-	900	-	(4,431)	5,219	(72,173)	(70,485)	(20,844)	(91,329)
Balance at December 31, 2008	9,573	190,328	1,053	5,117	-	(211)	4,751	(71,105)	139,506	6,545	146,051

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
					Capital	Capital
					reserves	reserves
					in	in
					respect	respect			Total
				Capital	of	of			equity
				reserves	transaction	financial	Revaluation	Retained	attributable
			Share	from	with	assets	reserve from	Earning	to the	Non
	Issued	Share	Based	translation	controlling	available	consolidation	(Accumulated	Company’s	controlling
	capital	Premium	Payment	differences	interest	For sale	of subsidiaries	Deficit)	shareholders	interest	Total
	In thousands of dollars

Balance at January 1, 2009	9,573	190,328	1,053	5,117	-	(211)	4,751	(71,105)	139,506	6,545	146,051

Share based payments	-	-	127	-	-	-	-	-	127	-	127
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	2,395	2,395
Increase in the non-controlling interest due additional investment	-	-	-	-	-	-	-	-	-	3,528	3,528
Deconsolidation of non-controlling interest	-	-	-	-	-	-	-	-	-	(1,625)	(1,625)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	-	-	(624)	624	-	-	-
Transaction with non-controlling interest	-	-	-	-	217	-	-	-	217	(217)	-
Total comprehensive income (loss) for the year	-	-	-	(4,394)	-	5,211	-	(14,198)	(13,381)	(15,002)	(28,383)

Balance at December 31, 2009	9,573	190,328	1,180	723	217	5,000	4,127	(84,679)	126,469	(4,376)	122,093

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Cash flows from operating activities
Net loss	(29,395)	(92,654)

Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of associates, net	10,514	40,146
Gain from disposal of businesses and associates and changes in holdings in associates, net	(31,802)	(783)
Depreciation and amortization	2,958	2,050
Impairment of investments	1,853	909
Accrued interest on loans from shareholders	1,561	176
Loss resulted from early redemption of Convertible Debentures	-	359
Gain from sale of investments in available for sale securities	(85)	(239)
Reevaluation of restricted cash	83	389
Decrease (increase) in fair value of Convertible Debentures	921	(2,143)
Stock based compensation and changes in liability in respect of call options	2,398	2,128
Deferred taxes, net	-	(111)
Loss from sale of property and equipment, net	64	8
Financial income, net	949	647
Other	323	1,565
	(10,263)	45,101

Changes in Working Capital:
Increase in trade receivables	(1,103)	(99)
Decrease in Other current assets	62	1,752
Deacrease in liabilities in respect of government grants	(589)	(1,270)
Increase in inventories	(2,634)	(329)
Increase in trade payables	307	8
Increase (decrease) in Other current liabilities (mainly provision for income taxes)	(1,444)	793
	(5,401)	855
Cash paid and received during the year for:
Interest paid	(1,542)	(1,742)
Interest received	593	1,095
	(949)	(647)

Net cash used in operating activities	(46,008)	(47,345)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Cash flows from investment activities
Investment in associates and other companies	(8,630)	(57,765)
Proceeds from sale of associates and other companies	66,290	-
Dividend received from associates	9,553	-
Acquisition of subsidiaries, net of cash acquired (Schedule A)	-	(117)
Proceeds from sale and maturity of available for sale securities	728	29,452
Investments in long term deposits	(430)	(228)
Purchase of intangible assets	(172)	-
Proceeds from long term deposits	430	17,040
Proceeds from sale of investments in subsidiaries (Schedule B)	(1,044)	-
Investment in restricted cash	-	(3,184)
Proceeds from restricted cash	-	10,294
Purchase of property and equipment	(1,293)	(1,331)
Proceeds from sale of property and equipment	105	68

Net cash provided by (used in) investment activities	65,537	(5,771)

Cash flows from financing activities
Receipt of long-terms loans from shareholders	9,000	6,000
Repayment of long-term loans	(566)	-
Receipt of long-term loans from banks	13,500	31,078
Increase (decrease) in short-term bank loan, net	(593)	424
Receipt of government grants	2,984	1,025
Proceeds from issuance of shares to non-controlling interests	3,529	13,080
Proceeds from issuance of Convertible Debentures and Options to Convertible Debentures	-	3,184
Early redemption of Convertible Debentures	-	(4,401)
Net cash provided by financing activities	27,854	50,390

Increase (decrease) in cash and cash equivalents	47,383	(2,726)

Cash and cash equivalents as of beginning of the year	17,364	20,090

Cash and cash equivalents as of end of the year	64,747	17,364

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Schedule A
Acquisition of subsidiaries (Impliant and Wavion)
Assets and liabilities of the subsidiaries as of the date of acquisition:
Working capital (excluding cash and cash equivalents)	-	8,292
Property, plant and equipment, net	-	(2,182)
Intangible assets, net	-	(10,069)
Accrued severance pay, net	-	114
Non-controlling interest	-	3,791
Payables in respect of acquisition of subsidiaries	-	(5,046)
Investment in associate	-	4,983

	-	(117)
Schedule B
Proceeds from sale of investments in subsidiaries (Impliant and Sela)
Assets and liabilities of the subsidiaries as of the date of sale:
Working capital (excluding cash and cash equivalents)	(3,031)	-
Property, plant and equipment, net	1,259	-
Intangible assets, net	3,810	-
Long-term assets	24	-
Long-term liabilities	(2,164)	-
Non-controlling interest	(1,627)	-
Capital gain	1,574	-
Accrued severance pay, net	26	-
Investment in associate	(915)	-

	(1,044)	-

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies

General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company, which is traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States starting January 6, 2010. The Company is an Israeli-resident company incorporated in Israel, and its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv. Elron's business is conducted through subsidiaries, associates and other companies, in which Elron invested, primarily in the fields of medical devices, information and communications technology, and clean technology.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, subsequent to the balance sheet date, the Company's shares were de-listed from trading on the NASDAQ exchange.

The crisis of the financial and credit markets worldwide which took place during 2008 led to an economic slowdown worldwide and uncertainty surrounding world financial markets and the worldwide economy as a whole. As a result, high-technology companies, such as the Elron's group companies, experienced  a decrease in the demand for their products, difficulties in raising additional financing required in order to complete their development activities and/or grow their business. A continuation or worsening of unfavorable economic conditions could have an adverse impact on the group companies’ business. In the years ended December 31, 2009 and 2008 the Company recorded impairment charges of $ 1,853 and $ 909 respectively. The Company may in the future record impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, Convertible Debentures and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in US dollar and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB), and are the Company’s first annual financial statements reported in accordance with IFRS. In these financial statements, IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied (see additional details in the beginning of note 2 below). The impact of the transition to reporting in accordance with IFRS on the Company's financial position, results of operations and cash flows, is detailed in Note 28 below.

The financial statements were approved by the Company's Board of Directors on March 18, 2010.

A.           Definitions

In these financial statements:

IFRS – Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include International Financial Reporting Standards and International Accounting Standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

A.           Definitions (Cont.)

US GAAP – Standards and interpretations that were adopted by the Financial Accounting Standards Board (FASB), which include Accounting Standards Codification (ASC), Accounting Standards Updates (ASU) and Staff Accounting Bulletins (SAB).

The Company/Elron – Elron Electronic Industries Ltd. and its subsidiaries.

Subsidiaries/consolidated companies – Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Associates – Companies over which the Company has significant influence and that are not subsidiaries and are accounted for in these financial statements in accordance with the equity method of accounting.

Other investments/ Other companies – Companies in which the Company has invested and that are neither Subsidiaries nor Associated companies (accounted for as available for sale investments).

Group companies – Subsidiaries, associates and other companies.

DIC – Discount Investment Corporation Ltd., an Israeli company traded in TASE (symbol: DISI), which holds an interest in the Company of 48.7% as of December 31, 2009.

Related parties – Within the meaning thereof in IAS 24 regarding "Related Parties".

Dollar – The US dollar.

CPI – The Israeli Consumer Price Index – General, as published by the Israeli Central Bureau of Statistics.

B.           Functional and presentation currency

These consolidated financial statements are presented in dollar, which is the Company's functional currency. The dollar is the currency that represents the principal economic environment in which the Company operates. The functional currency is examined and determined for the Company and for each of the group companies separately. All of the Company’s subsidiaries’ functional currency is the dollar except of Starling for which the NIS was determined to be the functional currency.

When a group company’s functional currency differs from Elron's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

i)             Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at the date of that balance sheet.

ii)            Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

iii)           Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

B.           Functional and presentation currency (Cont.)

iv)           Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in ii) and iii) above.

v)            All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of income.

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed in v) above.

C.           Use of significant estimates, judgment and assumptions

The preparation of the Company's consolidated financial statements in conformity with IFRS requires the managements of the Company and the group companies to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosure of contingent liabilities, at the end of the reporting period. It is clarified that the actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company's consolidated financial statements requires the managements of the Company and the group companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The managements prepare the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company, which required the managements of the Company and the group companies to make assumptions regarding significantly uncertain circumstances and events.

1.	Contingent liabilities

When assessing the possible outcomes of legal claims that were filed against the Company and its group companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

C.           Use of significant estimates, judgment and assumptions (Cont.)

2.	Impairment of assets

The Company examines on every balance sheet date whether there have been any events or changes in circumstances which would indicate impairment of one or more assets. When indications of impairment exists, the Company examines whether the carrying amount of the assets can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the assets at the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

3.	Valuation of intangible assets, goodwill and investments in companies that are not accounted for in accordance with the equity method of accounting

The Company is required to allocate the purchase price of group companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such group companies on the basis of their estimated fair value. In addition, the Company estimates the fair value of its investments in companies that are not consolidated or not accounted for in accordance with the equity method of accounting. The material intangible assets that were recognized as a result of business combination were commercial customer relations, technology, and research and development in progress. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management's estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

4.	Employee benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 18.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

C.           Use of significant estimates, judgment and assumptions (Cont.)

5.	Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are provided in Note 25.

6.	Determining the fair value of an unquoted financial asset

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 is determined using valuation techniques including the projected cash flows discounted at current rates applicable for items with similar terms and risk characteristics and estimation based upon recent transactions in the entity's securities. The projected future cash flows and discount rates, as well as additional factors considered in these analysis are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are provided in Note 10.

Note 2 - Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with IFRS that were published and are effective at the Company's first IFRS annual reporting date, December 31, 2009, and were the basis for the Company's accounting policy.

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual consolidated financial statements prepared under U.S. GAAP as of December 31, 2008 and for the year then ended. The accounting policies have been applied in preparing an opening IFRS balance sheet as of January 1, 2008 for the purposes of the transition to IFRS, as required by first time adoption of IFRS (IFRS 1). As allowed by IFRS 1 (Paragraph 24), since Elron is accounted for as an Associate in DIC’s publicly issued Consolidated Financial Statements (in accordance with its application of requirements of IAS 28, Investments in Associate), the Company has chosen to use  carrying amounts that were included in DIC's  consolidated financial statements in order to measure its assets and liabilities as of date of transition.

Under IFRS 1 guidance, several exemptions are provided to the requirement to retroactively apply all IFRS’s in existence at the date of the opening balance sheet, and the possibility of choosing to use all or part of such exemptions was provided.

Consequently, the Company has utilized the same exemptions that were applied by DIC to account for its investment in Elron on its date of transition to IFRS, January 1, 2007, as follows:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

i.           Business combinations – IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates that occurred before 1 January 2007.

ii.           Translation differences from foreign activities – the Company did not recalculate and recognize under IFRS cumulative translation differences as of January 1, 2007 with respect to all its foreign operations, from the date of its investment in these investees. Therefore, the capital reserve from the foreign currency translation adjustments deriving from the translation of financial statements of all the foreign operations under Israeli GAAP was classified on January 1, 2007 to retained earnings (accumulated deficit).

iii.           Share-based payments – IFRS 2 which sets the accounting principles for share-based payment transactions, was not implemented to equity instruments granted prior to November 7, 2002, or that were granted after this date and have vested prior to January 1, 2007. Regarding share-based payment transactions settled in cash, the Company elected not to apply IFRS 2 to liabilities paid prior to January 1, 2007.

iv.           Compound financial instruments – the Company elected not to separate compound financial instruments to an equity component and a liability component, in cases were the liability component did not exist as of January 1, 2007.

For details regarding the adjustments made with respect to the comparative data  and with respect to exemptions allowed by IFRS 1 that were implemented by the Company– see Note 28, below.

A.           Basis of consolidation and equity method of accounting

1.	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2009.

Subsidiaries are entities in which the Company holds more than 50% of their voting rights, including potential voting rights that are immediately exercisable, so that the Company has the power to govern the financial and operating policies of the entities so as to obtain benefits from their activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Non-controlling interest in respect of subsidiaries represents the minority's share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The Non-controlling interest in subsidiaries having a deficit in the shareholders' equity takes into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans. The Non-controlling interest is presented as part of the Company's shareholders' equity in a separate amount.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

A.           Basis of consolidation and equity method of accounting (Cont.)

2.	Transactions eliminated upon consolidation

Intercompany balances and expenses not yet realized arising from intercompany transactions, are eliminated when preparing these consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated based on the Company's share in the said investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Gaining control in existing holding

When control is achieved in stages, all identifiable assets, liabilities and contingent liabilities of the acquired entity are re-measured at fair value. Any difference arising from such re-measurement on the date of gaining control is included in a capital reserve account. Such capital reserve account created in respect of amortizable assets is re-classified to retained earnings (accumulated deficit) in direct relation with the related asset amortization, or when the item or investment is realized in all or in part.

4.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control as stated above was not achieved. Associates are accounted for using the equity method of accounting (equity accounted investees). The Company's consolidated financial statements include the Company's share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Company for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has granted it loans or guarantees.

In circumstances where the Company’s ownership in an associate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular associate's security or loan held by the Company to which the equity method is being applied.

Excess cost of associates is presented as part of the investment. The excess cost of an investment in an associate over the Company's interest in the fair value of the group company's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes) at the date of acquisition is goodwill which is not amortized. The excess of the Company's interest in the fair value of the associate's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes) over the cost of the investment in the associate is negative goodwill that is recognized immediately in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

A.           Basis of consolidation and equity method of accounting (Cont.)

4.	Associates accounted for using the equity method of accounting (Cont.)

Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill and indefinite intangible assets having an indefinite useful life are examined as part of the overall investment, in the framework of the examination performed by the Company in order to identify the possible need for impairment of the value of the investment.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

5.	Accounting upon loss of significance influence

When the Company loses its significant influence in an associate previously accounted for under the equity method. Subsequently, the remaining investment is revalued to its fair value and accounted for as available for sale. Such revaluation is recorded in a revaluation reserve in the shareholders' equity section and recognized in the statement of income upon sale of any remaining investment.

B.           Foreign currency

1.	Transactions in foreign currency

The Company’s consolidated financial statements are presented in dollars. Transactions in foreign currencies are translated into the Company's functional currency at the exchange rates in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency existing as of the reporting date are translated into the functional currency at the exchange rate at that date. The exchange rate differences in respect of the monetary items are the difference between amortized cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the Company's functional currency using the exchange rate on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency at the exchange rate on the date that the fair value was determined.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

B.           Foreign currency (Cont.)

2.	Foreign operations

When the functional currency of a group company is different than the Company's functional currency, the Company defines it as foreign operations. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, were translated into dollars at the exchange rates in effect as of the balance sheet date. The income and expenses of foreign operations were translated into dollars at exchange rates in effect on the dates of the transactions, or based on an average exchange rate for the period. Share capital, reserves and other capital movements are translated into dollars at the exchange rate on the date they transpired.

Exchange rate differences in respect of these foreign currency translation adjustments are recorded directly in other comprehensive income. In accordance with IFRS 1, the Company has chosen to include in retained earnings (accumulated deficit) all the accumulated exchange rate differences in respect of all foreign operation up to January 1, 2007 (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above).

When a foreign operation is disposed of, in part or in full, the appropriate amount in the foreign currency translation reserve is classified to the statement of income.

3.	CPI-linked monetary items

Monetary assets and liabilities linked in accordance with their terms to the changes in the CPI are adjusted based on the relevant index, at every balance sheet date, pursuant to the terms of the agreement. Linkage differences deriving from the said adjustment are recognized in the statement of income.

C.           Financial instruments

1.	Financial instruments

Financial instruments include investments in shares and debt instruments, trade and other receivables, cash and cash equivalents, convertible debentures issued by a subsidiary, loans and credit received, and trade and other payables.

Financial instruments are recognized initially at fair value plus, for instruments not at fair value through the statement of income, all directly attributable transaction costs. Subsequent to the initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when the Company assumes upon itself the contractual conditions of the instrument. A financial asset is eliminated when the Company's contractual rights to the cash flows deriving from the financial asset expire. Purchases or sales of financial assets made in the ordinary manner are recognized on the trade date, meaning on the date the Company undertook to purchase or sell the financial asset. Financial liabilities are eliminated when the Company's obligation, as specified in the agreement, expires or when it is settled or cancelled.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

1.	Financial instruments (Cont.)

The fair value of financial liabilities, which was determined for disclosure purposes, is calculated on the basis of the present value of the expected principal and interest payments discounted at the market interest rate as of the reporting date.

Cash and cash equivalents

Cash includes cash balances deposits available for immediate use. Cash equivalents include short-term highly liquid investments that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management of the Group companies are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded on an active market. After the initial recognition, the loans and receivables are measured at amortized cost using the effective interest method while taking into consideration transaction costs and deducting any impairment losses which are recognized in the income statement in finance expenses.

Investments at fair value through the profit and loss

A financial instrument is classified as measured at fair value through profit and loss if it is held for trading or is designated as such upon initial recognition. Designated financial instruments as stated are measured at fair value through profit and loss at the time of their initial recognition. Attributable transaction costs are recognized in the statement of income when incurred. These financial instruments are measured at fair value and the changes therein are recognized in the statement of income.

Other investments accounted for as available for sale and Available-for-sale financial assets

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income (expenses), or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other income (expenses), and removed from the available-for-sale reserve. For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate ("EIR"). Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement.

As for impairment of financial assets – see section G.1 below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

1.	Financial instruments (Cont.)

Financial liabilities

Financial liabilities measured at fair value through the statement of income include financial liabilities that are designated at the time of their initial recognition to be presented at fair value with the changes therein being recorded on the statement of income. The Company has designated its liability in respect of Convertible Debentures and Options to Convertible Debentures (both issued by a subsidiary – see Note 3 D.1. below), as  financial liabilities measured at fair value through the statement of income.

Determination of fair value of investments in shares and debt instruments

The fair value of financial assets measured at fair value through the statement of income and of available-for-sale financial assets is determined with reference to their quoted closing bid price as of the date of the report without any deduction of transaction costs, and in the absence of such a quoted price, by other appropriate valuation methods. These valuation methods may include using transactions recently executed at arm's length market conditions, reference to the current market value of another, essentially similar financial instrument, discounted  cash flows analysis or other valuation methods (see details in Note 10 B.3.).

Derivatives not used for hedging or that do not meet the definition of an accounting hedge transaction

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currency or linked to the CPI. Changes in the fair value of such derivatives are recognized in the statement of income as part of the financing income or financing expenses.

Determination of fair value of derivatives

The fair value of foreign currency forward contracts is estimated on the basis of quotes of banks/brokers or on the basis of the discounted difference between the forward price specified in the contract and the present forward price in respect of the remaining period to maturity of the contract, while using a risk-free interest rate usually based on government debentures.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

2.	Received loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the EIR method amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the income statement.

3.	Share capital

Ordinary shares

Costs directly attributable to the issuance of Ordinary shares and warrants exercisable to shares classified as equity are recognized as a deduction from equity.

4.	Issue of a unit of securities

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the components of the securities issued in the unit based on the following priority: fair value is initially determined for derivatives (such as warrants with an exercise increment in a currency other than the Company's functional currency) and other financial instruments presented at fair value in each period, then the fair value is determined for financial liabilities and compound instruments (such as Convertible Debentures) that are not presented at fair value in each period but rather at present value when the proceeds allocated in respect of equity instruments are determined as the residual value according to the difference that would be received between the overall proceeds and the relevant proceeds allocated as above. The issuance costs are allocated to each component pro rata to the amounts determined for each component net of tax effect, if any, in respect of equity instruments. After said allocation, each component is accounted for based on its classification (financial liability or equity instrument).

D.           Property, plant and equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to the place and condition required for them to function in the manner intended by management. The cost of purchased software that is integral to the functioning of the related equipment is capitalized to the cost of that equipment.

An item of property, plant and equipment that was purchased in consideration for another non-monetary item in a transaction having a commercial substance is measured at fair value.

Where major items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

D.           Property, plant and equipment (Cont.)

1.	Recognition and measurement (Cont.)

Gains and losses on disposal of an item of property, plant and equipment are recognized in the statement of income as Other income (loss).

2.	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is eliminated. The costs of ongoing maintenance are recognized in the statement of income as incurred.

3.	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of the property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3–17 years (mainly 3 years)
Motor vehicles	7 years

Leasehold improvements are amortized over the period of the lease (including any optional term the Company is entitled to and intended to be realized), which does not exceed the useful life of the asset.

The estimates regarding the depreciation method, useful life and residual value are reexamined at least at the end of each fiscal year. Depreciation of the assets is discontinued at the earlier of the date on which the asset is classified as held for sale or date on which the asset is eliminated. An asset is eliminated from the financial statements on the date of sale or when economic benefits are no longer expected from use of the asset. Gain or loss from disposition of the asset (calculated as the difference between the net proceeds from disposition and the depreciated cost in the financial statements) is included in the statement of income in the period the asset is disposed of.

E.           Intangible assets

1.	Goodwill

Goodwill or negative goodwill arises at the acquisition of subsidiaries, including acquisitions of rights that do not confer control thereof, and from acquisition of associates (including acquisition of additional rights in associates).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

E.           Intangible assets (Cont.)

1.	Goodwill (Cont.)

Acquisitions prior to January 1, 2007

As part of the transition to IFRS, as permitted by IFRS 1, the Company elected not to restate according to IFRS business combinations, acquisitions of associated and acquisition of shares that do not confer control that occurred before January 1, 2007, (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above).In respect of prior to January 1, 2007 acquisitions, the accounting classification and treatment were not adjusted to IFRS for purposes of preparing the Company's opening balance.

Acquisitions after January 1, 2007

Regarding acquisitions after January 1, 2007, the goodwill represents the excess of the acquisition cost of over the Company's rights in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity. When the excess is negative (negative goodwill), it is recognized immediately in the statement of income as a gain.

Subsequent measurement

Goodwill in respect of investments, which is accounted for in accordance with the equity method of accounting, is included in the carrying value of the investment. The goodwill is not amortized in a systematic manner but, rather, based on the need for its write-down due to a decline in value – see in this section and in sections H to Note 2 below.

2.	Research and development

Expenditures relating to research activities, undertaken with the goal of gaining new scientific or technical knowledge and understanding, are recognized in the statement of income as incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Company intends to and has sufficient resources to complete the development and to use or sell the asset. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead costs that can be directly attributed to preparation of the asset for its intended use. Other development expenditures are recognized in the statement of income as incurred.

Development costs recognized as an intangible asset are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred during the research stage or after the asset is ready for use are recorded as an expense immediately.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

E.           Intangible assets (Cont.)

3.	Other intangible assets

a.
Intangible assets are presented at cost and include direct costs required in order to place the assets into service. Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization (other than intangible assets having an indefinite useful life) and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in the statement of income when incurred.

b.
Subsequent expenditures are capitalized as an intangible asset only when they increase the future economic benefits embodied in the specific asset for which they were expended. All other expenditures, including expenditures relating to goodwill and intangibles developed independently, are recognized in the statement of income as incurred.

c.	Amortization is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

d.
Intangible assets having an indefinite useful life are not amortized in a systematic manner and are subject to an examination for impairment in each reporting period or at any time there is an indication that there may have been an impairment in value (see also Section H to Note 2 below). The useful lives of these assets are examined in each reporting period in order to ascertain whether the events and circumstances continue to support the determination that the intangible asset has an indefinite useful life.

A summary of the policies applied to the Company’s intangible assets is as follows:

	Technology and development in process*	Agreement with Rafael**	Other***
Useful lives	Finite	Indefinite	Finite/Indefinite
Amortization method used	Over the period of expected future sales from the related project (mainly 5 years).	No amortization	Useful life (mainly 3 years)
Internally generated or acquired	Acquired	Acquired	Acquired

* Mainly Technology and development in process acquired in business combinations.
** As a result of the agreement with Rafael – see Note 3 D.6.
*** Mainly software. The estimates regarding the amortization method and useful life are reexamined at least at the end of every fiscal year.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

F.           Inventory

Inventory is measured at the lower of cost or net realizable value. The cost of the inventory includes the expenses for acquisition of the inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and executing the sale.

Raw materials	–	based on acquisition cost using the "first-in, first-out" method.

Work in progress	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

Finished goods	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

G.           Impairment in value

1.	Financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortised cost the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

G.           Impairment in value (Cont.)

1.	Financial assets (Cont.)

Financial assets carried at amortized cost (Cont.)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the income statement.

Available-for-sale financial investments

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

2.	Non-financial assets

The carrying amount of the Company's non-financial assets, other than inventories and deferred tax assets, is reviewed at each reporting date to determine whether there are indicators of impairment in value. Included among these indicators that the Company examines with respect to the value of its investments are general market data, a decline in the stock market prices, continuing losses in the group companies, the industry in which the group companies operate, lack of success in R&D processes in the group companies, a significant deviation from the business plan of the group companies, excess cost included in the investments, capital raising efforts made at a price less than cost and other parameters. If there are signs as stated, an estimate of the asset's recoverable amount is calculated. On January 1, 2008, the transition date to IFRS, the Company tested for impairment goodwill, intangible assets having indefinite useful lives and investments in associates including, but not limited to, investees for which goodwill and other intangibles were recognized as part of the carrying amount of the investment. In subsequent periods, the Company estimates, once a year, the recoverable amount of the goodwill and intangible assets that have indefinite useful lives or are unavailable for use, or more frequently – if there are indications of impairment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

G.           Impairment in value (Cont.)

2.	Non-financial assets (Cont.)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. Impairment losses are recorded in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amount of the assets in the cash-generating unit on a pro rata basis.

Losses from impairment in value recognized in prior periods are reexamined in every fiscal period in order to determine whether there are signs that the losses have declined or no longer exist. An impairment loss is revised wholly or partly in any period when there has been a change in the estimates used to determine the recoverable value, only where the asset's carrying value after reversal of the impairment loss does not exceed the carrying value net of depreciation or amortization that would have been determined if no impairment loss had been recognized.

Examination of impairment in value of an investment in an associate is made based on the overall investment. Accordingly, a loss recognized from impairment in value of an investment is not allocated specifically to the goodwill included in the investment but, rather, it is allocated to the entire investment. Therefore, the full amount of the loss from impairment in value may be reversed if the conditions required for cancellation exist.

H.           Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to sell, there must be a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. These assets are not depreciated and are presented separately as current assets in the balance sheet, at the lower of their carrying amount and fair value less costs to sell. If the carrying amount is higher than the fair value less costs to sell, an impairment loss is recognized for the asset (or the group of assets) to the extent of the difference. Simultaneously, liabilities associated with these assets are presented separately in the balance sheet in a similar manner. Also, the related other comprehensive income (loss) is presented separately in the statement of changes in equity.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

I.           Employee benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and defined benefit plans.

1.	Defined contribution plans

Some of the subsidiaries have defined contribution plans, in accordance with Section 14 of the Severance Pay Law, whereby the subsidiaries make regular payments therein without it being legally or constructively liable to make additional payments even if sufficient amounts are not accumulated in the fund to pay all the benefits due to an employee relating to his service in the current and prior periods. Deposits in defined contribution plans in respect of severance pay or annuities, are recognized as an expense at the time the deposit is due to the plan concurrent with receipt of the services from the employee and no further provision is required in the consolidated financial statements.

2.	Defined benefit plans

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans. The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and can not be returned directly to the Company.

The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses. Actuarial gains and losses are recognized directly in comprehensive income in the period in which they occur.

3.	Short-term benefits

Short-term employee benefits include salaries, contributions to Social Security, vacation days, sick days and recreation pay, the payment date of which is expected to be in the year following the balance sheet date. The aforesaid obligations are measured on an undiscounted basis and are expensed as the related service is provided.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

I.           Employee benefits (Cont.)

3.	Short-term benefits

A provision in respect of short-term employee benefits relating to a cash bonus or profit-sharing plan is recognized where the Company has a present legal or constructive obligation to pay the said amount as a result of past service provided by the employee and the obligation can be reliably estimated.

4.	Share-based payment transactions

The fair value of employee options on the grant date is recognized as salary expense, with a corresponding increase in retained earnings, over the period that the employees become entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above), are not accounted for retroactively, in accordance with IFRS 2 and the relief adopted pursuant to IFRS 1.

Certain options have been granted to employees for acquisition of shares in Group companies. The cost of cash-settled transactions is measured at fair value on the grant date using the Black and Scholes model, additional details are given in Note 19. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in the statement of income

J.           Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects the current market assessments of the time value of money and the risks specific to the liability.

K.           Revenues

Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or to be received, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the buyer, receipt of the consideration is expected, it is possible to reliably estimate the possibility that the goods will be returned, the costs incurred or to be incurred in connection with the transaction can be reliably estimated, management has no continuing involvement with the goods, and the amount of revenue can be measured reliably.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

K.           Revenues (Cont.)

Sale of goods (Cont.)

The transfer of risks and rewards varies depending on the specific terms of the contract of sale. For sales of products, transfer of the risks and rewards usually occurs upon delivery of the product to the customer or when the goods reach the customer's warehouse.

L.           Cost of sales and supplier discounts

1.
Cost of sales includes expenses for loss, storage and conveyance of inventories to the point of sale. Cost of sales also includes impairment provisions in respect of inventories, inventory write offs and provisions for slow-moving inventories , if any.

2.
Supplier discounts – the Company recognizes discounts received from its suppliers as a reduction of the cost of the purchases. Therefore, the part of the discounts that relates to the purchases added to the closing inventory is attributed to inventory, and the rest of the discounts reduce the cost of sales.

Abovementioned discounts are fixed discounts that do not depend on the volume of purchases (this discount is calculated as a fixed percentage of the purchases made from the supplier or as an annual fixed amount that does not depend on the volume of purchases) and they are included in the consolidated financial statements upon the execution of the proportionate purchases that entitle the Company to the said discounts.

M.           Lease payments

Lease agreements where the Company does not actually accept substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease.

N.           Financial income and expenses

Financial income includes interest income on funds invested (including interest income on available-for-sale financial assets that constitute part of the Company’s liquid resources), gains on the sale of available-for-sale financial assets, an increase in the fair value of financial assets recognized at fair value through the statement of income, a decrease in the fair value of financial liabilities recognized at fair value through the statement of income and foreign currency gains and gains on the ineffective portion of hedging instruments that are recognized in the statement of income. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

N.           Financial income and expenses (Cont.)

Financial expenses include interest expense on loans received, adjustment differences on borrowings, changes in time value of provisions, a decrease in the fair value of financial assets recognized at fair value through the statement of income, an increase in the fair value of financial liabilities recognized at fair value through the statement of income, impairment losses recognized on financial assets, losses on the ineffective portion of hedging instruments that are recognized in the statement of income and foreign currency losses. All borrowing costs are recognized in the statement of income using the effective interest method.

Gains and losses deriving from changes in currency exchange rate are reported on a net basis.

O.           Taxes on income

Taxes on income include current and deferred taxes. Taxes on income are recognized in the statement of income except to the extent that they relate to items recognized directly in equity, in which case it is recorded in equity.

The current tax is the amount of tax expected to be paid on the taxable income for the reported period, using the tax rates enacted or substantially enacted as of the balance sheet date, and including changes in the tax payments relating to previous years.

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity. The Company does not recognize deferred taxes for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting income nor the income for tax purposes, and differences deriving from investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. The deferred taxes are measured using the tax rates that are expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or effectively enacted as of the balance sheet date. The Company offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, if they intended to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized concurrently.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. The deferred tax assets are reviewed at every balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

O.           Taxes on income (Cont.)

Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively.

Deferred tax in respect of intercompany transactions in the consolidated financial statements is recorded according to the tax rate applicable to the buying entity.

P.           Royalty bearing government grants received from the Chief Scientist in Israel

Government grants are recognized where there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. Up to December 31, 2008, government grants received from the Office of the Chief Scientist in Israel (“OCS”), in respect of support of research and development activities, which include a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recognized as a liability and a loan received from the government bearing no interest or interest lower than market interest rate was accounted for upon the initial recognition thereof and in subsequent periods if it was expected that economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the liability. The difference between the amount of the loan received and the fair value is accounted for as a government grant in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant) Where economic benefits, as stated, were not expected, the grant receipts were recognized as a reduction in the research and development expenses in the statement of income in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant). In such a case, the liability to pay royalties was accounted for as a contingent liability pursuant to IAS 37 until such liability is recognized.

Commencing from January 1, 2009, and in accordance with the amended IAS 20, a loan received from the government bearing no interest or interest lower than market interest rate is accounted for upon the initial recognition thereof and in subsequent periods pursuant to the provisions of IAS 39 – "Financial Instruments: Recognition and Measurement". Therefore, the loan is initially recognized at fair value along with discounting using the market interest rate unless loan is considered a forgivable loan under the provisions of IAS 20 as revised. The difference between the amount of the loan received and the fair value is accounted for commencing from January 1, 2009 as a government grant in accordance with the provisions of the IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant). There has been no change to the accounting for the government grants which are considered a forgivable loan and for which economic benefits, as stated, were not expected.

The amendment is applied prospectively commencing from January 1, 2009, in connection with grants received after this date.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

Q.           Earnings (loss) per share

The earnings (loss) per share are computed by dividing the net income attributable to the Company's shareholders by the weighted-average number of shares outstanding during the period. Calculation of the basic earnings (loss) per share includes only shares actually outstanding during the period. Potential ordinary shares (convertible securities, such as, Convertible Debentures, options and employee options) are included in calculation of the diluted earnings (loss) per share only if their impact dilutes the earnings (loss) per share in that their conversion reduces the earnings (loss) per share or increases the loss per share from continuing operations. In addition, potential ordinary shares converted during the period are included in calculation of the diluted earnings (loss) per share only up to the conversion date, and from this date forward they are included in calculation of the basic earnings (loss) per share. In earning per share computation, the Company's share in the income of group companies is calculated based on its share in the earnings (loss) per share of those group companies multiplied by the number of shares held by the Company.

R.           Initial application of new standards

1.	Presentation of consolidated financial statements

Commencing from January 1, 2009, the Company applies Accounting Standard IAS 1, "Presentation of Financial Statements, Amended" ("IAS 1"). IAS 1 permits presentation of the total income in one statement (a combined statement of income and other comprehensive income), or in two separate statements – a statement of income and a statement of other comprehensive income. The Company chose to present items of income and expense and items of other comprehensive income in two statements – a statement of income and thereafter a statement of comprehensive income. In addition, the Company presents a statement of changes in equity in place of disclosure as part of the notes to the financial statements, immediately following the statement of comprehensive income. IAS 1 was applied retroactively.

2.	IFRS 2 - Share-based Payment

Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty will be accounted for by way of acceleration of vesting and not by forfeiture. Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

R.           Initial application of new standards (Cont.)

2.	IFRS 2 - Share-based Payment (Cont.)

This amendment was adopted on January 1, 2009 with a retrospective restatement of comparative figures. The initial adoption of the Standard did not have any effect on the Company’s consolidated financial statements.

3.	IAS 28 - Investment in Associates

Pursuant to an amendment to IAS 28, the test of impairment of an investment in an associate will be carried out with reference to the entire investment. Accordingly, a recognized impairment loss is not allocated specifically but rather attributed to the investment as a whole. Therefore, the entire impairment loss previously recognized may be reversed to the extent that the relevant conditions are satisfied. The amendment was adopted as a prospective change on January 1, 2009. The initial adoption of the Standard did not have any effect on the Company’s consolidated financial statements.

4.	IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used in making the measurements, using a three level fair value hierarchy for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy. The amendment was adopted as a prospective change from the financial statements for the year beginning January 1, 2009.

5.	IFRIC 16 - Hedges of a Net Investment in a Foreign Operation

IFRIC 16 prescribes that a risk arising from changes in foreign exchange rates of the presentation currency of a company does not create an exposure to which hedge accounting can be applied consequently, a hedged risk may be designated only in respect of the company's functional currency. Moreover, the risk arising from changes in foreign exchange rates of the functional currency of any subsidiary may be hedged by any entity within the Group. The Interpretation was adopted as a prospective change from January 1, 2009. The initial adoption of the Interpretation did not have any effect on the Company’s consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective

1.	IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) - Consolidated and Separate Financial Statements

IFRS 3 (Revised) and the amendments to IAS 27 ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010. Earlier application is permitted. The Company did not early adopt the provisions of these standards.

The principal changes expected to take place following the adoption of the Standards are:

-	The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the seller is capable of operating them as a business.

-
IFRS 3 currently prescribes that goodwill, as opposed to the acquiree's other identifiable assets and liabilities, will be measured as the excess of the cost of the acquisition over the acquirer's share in the fair value of the identifiable assets, net on the acquisition date. According to the Standards, non-controlling interests, including goodwill, can be measured either at fair value or at the proportionate share of the acquiree's fair value of net identifiable assets, this is measured separately in respect of each business combination transaction.

-
Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the contingent consideration is classified as a financial liability it will be measured at fair value through profit or loss.

-
Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred as opposed to the previous requirement of carrying them as part of the consideration of the cost of the business combination, which has been removed.

-
Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be against profit or loss and not as adjustment to goodwill.

-
A transaction with the non-controlling interests, whether a sale or an acquisition, will be accounted for as an equity transaction and will therefore not be recognized in the statement of income or have any effect on the amount of goodwill, respectively.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non-controlling interests, even if the non-controlling interest has not guaranteed or has no contractual obligation for sustaining the subsidiary or of investing further amounts.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

1.	IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) - Consolidated and Separate Financial Statements (cont.)

-
On the loss or achievement of control of a subsidiary, the remaining investment, if any, will be revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent treatment.

The Standards will be adopted prospectively. As such, the adoption of the standards is not expected to have any effect on accounting for current subsidiaries as of December 31, 2009. However, it will affect certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to prospective allocation of losses to non-controlling shareholders, accounting for consolidating and de consolidating subsidiaries and recognition of gain upon a change of ownership.

2.	IFRS 9 - Financial Instruments

In November 2009, the IASB issued IFRS 9, "Financial Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

2.	IFRS 9 - Financial Instruments (Cont.)

The Company is evaluating the possible effect of the adoption of the new Standard on the consolidated financial statements but is presently unable to assess such effect, if any.

3.	IAS 1 - Presentation of Financial Statements

The amendment to IAS 1 deals with current or non-current classification of the liability component of a convertible instrument. Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

The Company believes that the effect of the amendment on the financial statements is not expected to be material.

4.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or share options to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The Company believes that the effect of the amendment on the financial statements is not expected to be material

5.	IAS 36 - Impairment of Assets

The amendment to IAS 36 defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

The Company believes that the effect of the amendment on the financial statements is not expected to be material.

6.	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations

According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights conferring to significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale if the relevant criteria of IFRS 5 are met, including the presentation as a discontinued operation. Further, an additional amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of non-current assets or disposal groups. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

6.	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations (Cont.)

The Company is currently evaluating the impact of adopting the provisions of IFRS 5.

7.	IFRIC 17 - Distributions of Non-cash Assets to Owners

IFRIC 17 ("the Interpretation") provides guidance on how to account for a non-cash asset distribution to owners, including property and equipment, a business as defined in IFRS 3 and ownership interests in another entity. The Interpretation will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

According to the Interpretation, a liability to distribute is recognized when it is appropriately authorized by the entity. The liability is measured at the fair value of the asset to be distributed and carried directly to retained earnings in equity. At each balance sheet date, until the derecognition of the asset, the liability is measured at the fair value of the assets and the changes in fair value are carried to retained earnings. At the date of derecognition, a gain or loss is recognized in the statement of income in the amount of the difference between the amount of the liability and the carrying amount of the asset until the date of derecognition. Further, the scope of IFRS 5 was amended to include non-cash asset distributions to owners.

The Company does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Company has not made any non-cash distributions to shareholders.

8.	IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 ("the Interpretation") which was published in November 2009 addresses the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued unless the fair value can not be reliably measured. If the fair value of the equity instruments issued can not be reliably measured, then the equity instruments are measured to reflect the fair value of the financial liability extinguished when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in the statement of income.

The Interpretation will be adopted for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Company believes that the effect of the amendment on the financial statements is not expected be material.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates

A.	Composition of investments in associates

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Original cost of shares	296,479	300,437	268,738
Equity in losses of associates	(181,788)	(132,071)	(123,781)
Less impairment provision	(1,454)	-	-
Carrying amount	113,237	168,366	144,957

The carrying amount includes:
Allocated excess of cost	47,080	55,100	45,890
Goodwill	21,424	22,353	18,552
	68,504	77,453	64,442

As mentioned in Note 2 above, when the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments such as loans) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

As of December 31, 2009, the aggregate equity in losses not recognized by the Company as a result of the circumstances described above,  amounted to a total of $ 3,650 ($ 4,310 as of December 31, 2008 and none as of January 1, 2008).

B.	Condensed financial-statement data of associates

	Assets	Liabilities	Revenues	Net income (loss)
	$ thousands

2009(A)
Given Imaging Ltd.	188,136	28,835	145,016	17,450
Other	98,461	150,416	85,708	(55,065)

	Assets	Liabilities	Revenues	Net income (loss)
	$ thousands

2008(A)
NetVision Ltd.	427,898	144,978	344,102	24,180
Given Imaging Ltd.	178,929	28,601	132,361	6,098
Other	121,426	189,061	103,534	(124,025)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

B.	Condensed financial-statement data of associates (Cont.)

	Assets	Liabilities
	$ thousands

January 1, 2008(A)
NetVision Ltd.	393,628	144,561
Given Imaging Ltd.	174,309	38,807
Other	169,254	261,220

A)
Condensed financial-statement data of companies having a functional currency other than the dollar was translated based on the relevant rates of exchange (assets and liabilities - rate as of the end of the period, revenues and gain (loss) – average rate for the year ended).

C.	Details regarding investment in listed securities of associates

	December 31, 2009			December 31, 2008			January 1, 2008
	Equity			Equity			Equity
	holding			holding			holding
	Share (consolidated)	Carrying value	Market value	Share (consolidated)	Carrying value	Market value	Share (consolidated)	Carrying value	Market value
	%	$ thousands		%	$ thousands		%	$ thousands

Netvision Ltd.*	-	-	-	15.79	43,503	29,700	16.04	39,201	53,000

Given Imaging Ltd.	32.23	104,501	165,256	32.35	107,901	78,400	27.37	85,826	186,100

    *   In October 2009, the Company sold all of its holdings in Netvision for an amount of approximately $60,770 representing a gain of approximately $ 21,900 over its carrying amount (see D. 8 below).

D.	Significant changes in investments

For additional details in respect of income and losses as a result of changes in investments, see also Note 24.

Subsidiaries

1.	Starling

Starling Advanced Communications Ltd. ("Starling") specializes in the development, design and marketing of SATCOM, low profile antenna systems that enable full featured broadband connectivity on any mobile platform.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

1.	Starling (Cont.)

On June 13, 2007, Starling, then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest  and NIS, ("New Israeli Shekels") Israeli CPI linked debentures ("Convertible Debentures")) and options to purchase the Convertible Debentures ("Convertible Debentures Options") in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $12,100 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures and from the exercise of some of the Convertible Debentures Options ("Debentures Proceeds") were restricted and were to be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. In December 2008 the Convertible Debentures Proceeds were released. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 Convertible Debentures and 86,758 Convertible Debentures Options, which later expired. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Convertible Debentures Options, which later expired. Immediately following the offering, Elron's consolidated holdings (directly and through RDC) in Starling's outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

During October 2008 Elron purchased 7,638,323 Convertible Debentures in private transactions and additional 10,139,455 as a part of partial tender offer for a total amount of approximately $2,000 and $2,400, respectively. Subsequent to the abovementioned transactions, Elron and RDC beneficially owns 26,453,578 out of a total of 42,364,000 outstanding Convertible Debentures which represent approximately 62% of the outstanding Convertible Debentures.

In May 2009, Elron and RDC signed a loan agreement ("the First Loan Agreement") in the aggregate amount of $2,600 which was advanced to Starling in two installments. The first installment in the amount of $1,400 (of which Elron's share is approximately $650) was advanced during June 2009. The second installment in the amount of $1,200 (of which Elron's share is approximately $560) was advanced during July 2009.

In July 2009, Elron and RDC signed a second loan agreement ("the Second Loan Agreement") with substantially the same terms as in the First Loan Agreement, pursuant to which Elron and RDC provided Starling with an additional loan in five installments in the aggregate amount of $3,200 (of which Elron's share is $1,486), which were advanced during August through December 2009.

In December 2009, Elron and RDC signed an additional loan agreement, to provide Starling with an additional loan in the aggregate amount of $3,900, of which Elron's and RDC's share is approximately $1,800 and $2,100, respectively. Subsequent to the balance sheet date the total loan amount was granted to Starling in a single installment during January 2010.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

2.	Medingo

Medingo Ltd. ("Medingo") is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is aimed to be convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

Medingo is a subsidiary of Elron, which directly holds 9% of the issued share capital and which holds an additional 84% through its subsidiary RDC, on outstanding and on as converted basis.

In February 2009, the shareholders of Medingo, including Elron and RDC, extended to Medingo an investment in the aggregate amount of $5,500 in two installments. The first installment in the amount of $1,200 (of which Elron's and RDC's share is approximately $100 and $1,000, respectively) was granted immediately and the second installment in the amount of $4,300 (of which Elron's and RDC's share is approximately $400 and $3,600, respectively) was granted during April 2009.

In July 2009, the shareholders of Medingo, including Elron and RDC extended to Medingo an additional investment in the aggregate amount of $8,000 in five installments. The payments in respect of the investment (of which Elron's and RDC's share is approximately $700 and $6,700, respectively) were advanced during the third and fourth quarters of 2009.

In October 2009, a non-binding indication of interest (the "Indication") of a third party regarding a potential acquisition of Medingo was received. The Indication relates to an acquisition of Medingo's entire share capital for a cash consideration ranging from $150,000 to $170,000 and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185,000 and $213,000. The transaction would be subject mainly to: (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such transaction, Elron is expected to record a net gain attributable to the shareholders initially estimated at this stage to be between approximately $57,000 and approximately $86,000. As of December 31, 2009 there was no assurance of the occurrence, timing, the expected gain amount or terms of any such transaction and as such it was not highly probable (as defined by IFRS 5) to occur. Accordingly, Medingo's assets (amounting to $3,270) and liabilities (amounting to $2,526) did not qualify for recognition as assets held for sale according to IFRS 5 as of December 31, 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

2.	Medingo (Cont.)

In January 2010, subsequent to the balance sheet date, the shareholders of Medingo, including Elron and RDC extended to Medingo an additional investment in the aggregate amount of $5,500 of which Elron's share is approximately $500 and RDC's share is approximately $4,600 to be advanced in installments subject to the terms specified in the agreement.

3.	Impliant

Impliant Inc. ("Impliant") is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery.

In March, 2008, Elron extended an investment in the amount $6,000 to Impliant as part of an aggregate investmnet of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second installment was granted in June 2008 following Impliant's achievement of a certain milestone as stipulated in the loan agreement.

Since as a result of the abovementioned investment, Elron had the ability to obtain the majority of residual interest and voting power in Impliant through its potential voting rights, and therefore had the power to govern the financial and operating policies of Impliant, Elron initially consolidated Impliant, as required by IAS 27, "Consolidated and Separate Financial Statements", commencing as of the end of the first quarter of 2008.

According to IFRS 3, "Business Combinations" and IAS 38, "Intangible Assets" a purchase price allocation analysis ("PPA") was preformed by management in order to allocate the fair values to assets acquired and liabilities assumed upon consolidation. According to the PPA an amount of $3,346 was allocated to in process research and development ("IPR&D") and was capitalized as an asset. Impliant's products which did not receive marketing clearance by the relevant regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D.

The excess of Elron's portion in the fair value of its interests in Impliant's equity and loans held prior to consolidation over their reported amounts amounted to approximately $2,300, and were recorded to shareholders' equity as a revaluation reserve.

Presented hereunder is the effect on the assets and liabilities consolidated in the consolidated balance sheet as of the initial date of consolidation of Impliant:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

3.	Impliant (Cont.)

	Value on books of Impliant on date of consolidation	Fair value adjustments	Values recognized upon beginning of consolidation
	$ in thousands
Cash and cash equivalents	3,349	-	3,349
Short term bank deposits	24	-	24
Other receivables	1,987	-	1,987
Property and equipment, net	1,093	-	1,093
Current liabilities	(3,826)	-	(3,826)
Accrued severance pay, net	(59)	-	(59)
Amount allocated to IPR&D	-	3,346	3,346
Total identifiable net assets at fair value	2,568	3,346	5,914
Non-controlling interest resulted			(2,605)

During the period of July to September 2009, investment agreements were signed between Impliant, some of the major shareholders (including Elron) and an additional investor. According to these agreements, an aggregate amount of $8,000 (of which Elron's share was $2,000), was invested in Impliant in several installments as an advance and prepayment toward the purchase of the most senior Preferred shares of Impliant.

As a result of this financing round, and following completion of the first installment, Elron's holdings in Impliant decreased to approximately 48%. As a result, commencing from the end of the third quarter of 2009, the Company ceased to consolidate Impliant's financial statements. Subsequent to the de-consolidation, Elron retains significant influence over Impliant and accordingly the residual investment in Impliant was accounted according to the equity method. As a result of the de-consolidation, the Company recognized a gain of approximately $459 recorded in the statement of income as gain from deemed partial disposal of a business.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion

Wavion Inc. ("Wavion") is a developer of broadband wireless access systems for Wi-Fi networks.

During the third quarter of 2007, Elron together with certain other stockholders ("Participating Stockholders") signed a stock purchase agreement (the "Series A purchase agreement") with Wavion relating to an aggregate investment of up to $10,000, in three separate installments in consideration for issuance of Series A preferred shares by Wavion. The first installment in an aggregate amount of $3,600 was invested immediately, of which Elron invested approximately $1,700. The second and third installments were invested during March and June 2008, each in the amount of $3,200 of which Elron invested in each installment approximately $2,000. In addition, concurrently with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of such Purchased Shares.

Following the above transactions, Elron held approximately 57% of the outstanding and as converted share capital of Wavion. Since Elron owns more than half of the voting power of Wavion, Elron has initially consolidated Wavion, as required by IAS 27, "Consolidated and Separate Financial Statements", commencing the end of the first quarter of 2008.

According to IFRS 3, "Business Combinations" and IAS 38, "Intangible Assets" a PPA was preformed by Elron's management. According to the PPA an amount of $6,723 was allocated to technology. The excess of Elron's portion in the fair value of its interests in Wavion's equity held prior to consolidation over their reported amounts was amounted to approximately $3,000 and were recorded to shareholders' equity as a revaluation reserve. The revaluation reserve will be amortized over a period of 5 years against retained earnings (the estimated useful life of assets acquired).

Presented hereunder is the effect on the assets and liabilities consolidated in the consolidated balance sheet as of the initial date of consolidation of Wavion:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion (Cont.)

	Value on books of Wavion on date of consolidation	Fair value adjustments	Values recognized upon beginning of consolidation
	$ in thousands
Cash and cash equivalents	1,557	-	1,557
Trade receivables	8	-	8
Other receivables	289	-	289
Inventory	377	-	377
Property and equipment, net	1,089	-	1,089
Deposits with leasing companies	46	-	46
Current liabilities	(6,805)	(367)	(7,172)
Accrued severance pay, net	(55)	-	(55)
Amount allocated to acquired Technology	-	6,723	6,723
Total identifiable net assets at fair value	(3,494)	6,356	2,862
Non-controlling interest resulted			(1,186)

In December 2008, Elron together with the other shareholder of Wavion, invested an additional $3,000 in consideration for 7,672,633 Preferred A shares. The Investment was granted in four installments, of which the first installment was invested immediately and the second, third and fourth installments were invested in February, April and June 2009, respectively. Elron's share in the above-mentioned round amounted to approximately $1,900 in consideration for 4,908,557 Preferred A shares.

In December 2008, Elron together with the other shareholder of Wavion, invested an additional $1,000 in consideration for 2,557,545 Preferred A shares, of which Elron's share amounted to approximately $640 in consideration for 1,636,186 Preferred A shares.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion (Cont.)

The proportion of Elron’s holdings of Wavion’s shares remained on approximately 66% of the outstanding and as converted share capital. Wavion continues to be consolidated in Elron's consolidated financial statements.

In October 2009, Elron together with the other shareholder of Wavion, granted Wavion an investment in the aggregate amount of $1,500, of which Elron's share was approximately $960.

In January 2010, subsequent to the balance sheet date, Elron together with the other shareholder of Wavion, granted Wavion an additional investment in the aggregate amount of $1,600, of which Elron's share was approximately $1,400.

5.	Sela

Sela Semiconductor Engineering Laboratories Ltd. ("Sela") is an Israeli company engaged in the development and manufacture of equipment for increasing automated production for the semiconductor industry and optical components.

On September 24, 2009, Camtek Ltd. ("Camtek", an Israeli company, publicly traded on the NASDAQ and the Tel-Aviv Stock Exchange), acquired the entire share capital of Sela from Elron and Sela’s other shareholders. As consideration for the shares, Camtek will pay Sela's shareholders contingent future payments in the aggregate amount of up to $9,500, of which the shares of Elron and RDC are estimated to be up to $1,750 and $4,500, respectively. The Company recognized a gain of $1,115 upon deconsolidation which was recorded in the income statement as gain from disposal of business. None of the gain was related to the contingent proceeds.

6.	Rafael Development Corporation Ltd. ("RDC")

RDC establishes and develops industrial projects and companies based on the technological capabilities of Rafael Advanced Defense Systems Ltd. (“Rafael”). RDC is consolidated in Elron's consolidated financial statements. In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the legal claim filed previously by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. According to the Addendum, Elron made a one time investment in RDC of $4,000 in January 1, 2008 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which upon resolution will facilitate cooperation between the parties.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

6.	Rafael Development Corporation Ltd. ("RDC") (Cont.)

The excess of the $5,500 invested in RDC over the increase in Elron's portion of RDC's equity, in the amount of approximately $2,700 was allocated to the agreement with Rafael as intangible asset with indefinite useful life, and accordingly is not subject to amortization rather is reviewed for impairment at least annually or more frequently if indicators of impairment exist.

In 2008, RDC established two new companies, each of which is based on Rafael's technologies. Pursuant to the terms of the Addendum, the Company invested $1,500 in RDC.

In December 2009, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of $15,000, of which Elron's share is approximately $7,500 to be advanced in installments subject to the terms specified in the definitive agreement, of which $7,500 were granted in January 2010 (Elron's share was $3,750), subsequent to the balance sheet date.

Regarding loans granted to RDC, see Note 13.

Associates

7.	3DV

3DV Systems Ltd. ("3DV") was an Israeli company that developed a unique video camera technology capable of capturing the depth dimension of objects in real time.

On June 2, 2009, 3DV completed the sale of substantially all of its assets to a third party and declared voluntary liquidation. In consideration for the sale and following the payment of certain expenses, proceeds to be distributed to Elron and RDC are expected to amount of approximately $3,600 and $4,400, respectively. During June-July 2009, 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds, in the aggregate amount of approximately $18,800, of which the shares of Elron and RDC were approximately $3,100 and $3,700, respectively. As a result of the sale of 3DV’s assets, the Company recorded a gain of $6,090 that was recorded as gain from disposal of associate.

8.	Netvision

NetVision Ltd. ("NetVision") is an Israeli communications company that is traded on the Tel-Aviv Stock Exchange (symbol: NTSN). NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

8.	Netvision (Cont.)

As of October 2009 (the sale date of the Company's holdings in NetVision (see below)), Elron held approximately 15.24% of the issued share capital of NetVision and the investment in NetVision was accounted according to the equity method of accounting.

On March 10, 2009 and on August 12, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23, respectively), or NIS 90 million and NIS 26 million, respectively (approximately $21,200 and $7,000, respectively), in the aggregate, of which the Company’s share was approximately NIS 14.2 and NIS 4 million, respectively (approximately $3,300 and $1,048, respectively, as of date of payment). Payments of these dividends took place on April 7, 2009 and on September 9, 2009, respectively.

On August 19, 2009, Elron signed an agreement with DIC and Clal Industries and Investments Ltd. ("CII"), according to which DIC and CII agreed to acquire from Elron its holdings in NetVision, in consideration of NIS 228.7 million (as of October 29, 2009, equal to approximately $60,700).

DIC and CII are both majority-owned subsidiaries of IDB Development Ltd and are related parties (as defined in IAS 24 ), of Elron . DIC and CII were holding, prior to the sell of NetVision, 31% and 25%, respectively, of NetVision's outstanding Ordinary shares.

The selling price was determined by negotiations between the parties based on a valuation received from an independent appraiser jointly appointed by the parties, and further supported by a fairness opinion by an independent party, which was retained by Elron for such purpose, which concluded that the purchase price is fair and reasonable, from a financial point of view, to Elron's public shareholders.

On October 29, 2009, following the approval of the shareholders of each of Elron, DIC and CII the abovementioned sale was completed. As a result, the Elron recorded, in the fourth quarter of 2009, a gain of approximately $21,900, recorded as gain from disposal of associate.

9.	Given Imaging

Given Imaging Ltd. ("Given"), a medical device company that develops manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules. Given is traded on the NASDAQ and the Tel-Aviv Stock Exchange (symbol: GIVN). The investment in Given is accounted according to the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

9.	Given Imaging (Cont.)

During May 2007 and June 2008 Elron purchased, in a series of open market transactions and a tender offer 717,366 and 1,462,640, respectively, Ordinary shares of Given, for an aggregate purchase consideration of approximately $18,700 and $24,500, respectively. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased to approximately 23% and 28% respectively, of Given's outstanding Ordinary shares. DIC holds approximately 16% of Given Imaging. Therefore the Company together with DIC and RDC hold approximately 48% of the issued and outstanding shares of Given Imaging as of December 31, 2009.

The total excess of the purchase prices over the Company's share in total Given's equity acquired amounted to approximately $16,100 and $18,500, respectively, and was allocated in aggregate as follows: approximately $9,700 and $13,500, respectively, to intangible assets other than goodwill such as customer relationships technology approximatley16% and IPR&D and as a residual approximately $6,400 and $5,000, respectively, to goodwill.  The amounts allocated to intangible assets  are amortized on a straight-line basis over their weighted average expected useful life of 10 and 15 years, respectively. Goodwill is not amortized and is subject to Impairment assessment and IPR&D will be amortized when the respective technology will be ready for sale.

In late 2008, due to the worldwide financial crisis, the market value of the Company’s investment in Given declined below its carrying amount. However, in 2009, the market value of the investment fully recovered when compared to the carrying amount. As of December 31, 2008 the Company assessed whether other than temporary impairment has occurred, and concluded, based on the above, amongst other factors such as Given's operational results, that there was no such other than temporary impairment.

On February 10, 2009, Given declared a special cash dividend of approximately $0.54 per share ($16,000 in the aggregate), of which Elron's and RDC's shares are approximately $3,700 and $1,400, respectively. Payment of the dividend was received on March 10, 2009.

Regarding placement of a lien on Given shares in favor of two banks, see Note 16.

10.	ChipX

On November 9, 2009, ChipX Inc. ("ChipX") completed a merger with GigOptix Inc. ("GigOptix") (a U.S. company traded on the OTC.BB. in the United States), pursuant to which the former shareholders of ChipX received 40% of the shares of the merged company, of which Elron's share is approximately 8.7%, on an issued and outstanding basis. As a result of the merger, Elron recognized a gain of $1,500 during the fourth quarter of 2009, which was recorded in the statement income as gain from disposal of associate. The Company accounted for its investment in the merged company as Other Investment, since it does not retain a significance influence post the completion of the merger transaction.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

11.	Pocared

Pocared Diagnostics Ltd. ("Pocared") provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's technological platform is aimed to be used to address a wide range of medical and industrial diagnostic applications. Pocared is 31.5% held by Elron on an issued and outstanding and as converted basis.

During April 2009, Pocared completed a financing round of $ 6,600, of which Elron's share was approximately $2,400,  in consideration for 10,413,052 Preferred E shares. The financing round was completed in two installments during April 2009.

During September 2009, the shareholders of Pocared, including Elron, granted to Pocared an investment in the aggregate amount of $2,200 (of which Elron's share was $1,093), which was advanced during September 2009.

During January 2010, subsequent to the balance sheet date, the shareholders of Pocared including Elron, granted Pocared an additional investment in the aggregate amount of $3,000, of which Elron's share was $ 1,500.

Since the Company has  a significant influence, but no control over Pocared, as stated in IAS 27, it is accounted for using the equity method.

12.	Teledata

Teledata Networks Ltd. ("Teledata"), an associate, the investment in which is accounted for using the equity method of accounting designs, develops, manufactures, markets and supports advanced wire line customer access network equipment for telephone operating companies worldwide.

In April 2007 and June 2008, Teldata received loans and guarantees convertible into loans from its shareholders in the amount of $4,000. Elron's share in the said amount is $2,000 ($800 as a loan and $1,200 as a guarantee).

On January 25, 2010, subsequent to the balance sheet date, Teldata received an additional guarantee in the amount of $3,000. Elron's share in the said amount was approximately $1,500, outstanding until June, 2010.

Elron's total share in the loss of Teledata included its share in the abovementioned loan and guarantees. As a result, equity losses in the total amount of $ 1,520 in the year ended December 31, 2009 ($ 1,250 in the year ended December 31, 2008) were recorded.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

12.	Teledata (Cont.)

In March 2010, subsequent to the balance sheet date,  Elron and other shareholders of Teledata, commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata. If completed, the aggregate consideration from this transaction is estimated, at this stage, at approximately $ 50,000, payable partly in cash, partly in bonds and partly in stock of the acquirer. The Company’s share of the consideration from the transaction will be determined based on discussions with other Teledata shareholders. The completion of the transaction is subject, inter alia, to due diligence regarding the acquirer to the sellers' satisfaction, the completion of negotiations, the execution of a definitive agreement and obtaining of the necessary regulatory and other approvals. Accordingly, there is no assurance that the negotiations will lead to the execution of a definitive agreement or that the transaction will be completed.

Note 4 - Cash and Cash Equivalents

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Cash	5,512	14,866	8,354
Cash equivalents - short-term deposits	59,235	2,498	11,736

Cash and cash equivalents	64,747	17,364	20,090

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 0.66%-1% per annum (December 31, 2008 – 0%, January 1, 2008 – 4.66%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 1.08 % per annum (December 31, 2008 – 0%, January 1, 2008 – 3.67%).

Note 5 - Short-term financial investments

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands

Marketable securities - Debentures	-	-	16,900

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 - Available for Sale Marketable Securities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Financial instruments available for sale (1)(2)
U.S. government agencies and corporate debentures	-	-	29,730

(1) Includes unrealized gain	-	-	437
(2) Includes unrealized loss	-	-	(186)

Note 7 - Trade Receivables

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Open accounts	2,105	1,172	1,043
Less: provision for doubtful debts	21	22	-

	2,084	1,150	1,043

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

Note 8 - Other current assets

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Associates	13	48	139
Government institutions	1,169	1,455	1,317
Prepaid expenses	1,129	2,590	216
Government grants	319	79	385
Receivables in respect of shares issued by a subsidiary	-	-	2,550
Advances to suppliers	454	657	-
Other current assets	307	958	662

	3,391	5,787	5,269

Note 9 - Inventories

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Raw materials	2,589	736	432
Goods in process	251	353	744
Finished goods	742	913	556

	3,582	2,002	1,732

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10 - Other Investments (accounted as available for sale)

A.           Composition based on type of investment

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Financial assets available for sale	14,527	7,511	13,102

B.           Details of financial assets available for sale

	December 31, 2009			December 31, 2008			January 1, 2008
		Not			Not			Not
	Registered	registered		Registered	registered		Registered	registered
	for	for		for	for		for	for
	trade	trade	Total	trade	trade	Total	trade	trade	Total
	$ thousands			$ thousands			$ thousands
Investment in shares*	2,013	12,514	14,527	808	6,703	7,511	2,965	10,137	13,102

* See Note 27E for classification of financial instruments by fair value hierarchy.

1.           Available for sale investments- unquoted equity shares

The Company holds non-controlling interests (up to 20%) in several private investees. The fair value of the unquoted ordinary shares has been estimated using:

a.
Discounted Future Earnings Method- This methodology was used in valuing the shares as of the balance sheet date because the investees were able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or other investors would use this methodology to determine the value of these shares.

b.
Company Security Transaction Method ("CSTM") – according to the CSTM method the value of each entity was estimated based upon recent transactions in the entity's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arms length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities and the subject securities; volatility with the investee's projections and the volatility of comparable firms.

c.
Allocation of fair value- After deriving the investee value, it is generally accepted that market participants would allocate the value of the investee to the different classes of equity. A method approved by the American Institute of Certified Public Accountants ("AICPA") for such allocation is an option pricing model based on the Black Scholes formula or on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm's capital structure can be considered as call option on the value of the firm. The model uses a Black-Scholes option model or a Binomial (lattice) model to estimate the value of the investee between proceed ranges.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10 - Other Investments (Cont.)

1.           Available for sale investments - unquoted equity shares (Cont.)

The valuations require management to make certain assumptions about the model inputs, including projections, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unquoted equity investments.

2.           Available for sale investments – registered for trade quoted equity shares

The Company has investments in listed equity securities. The fair value of the registered for trade quoted equity shares is usually determined by reference to published price quotations in an active market, unless such trading price is not considered fair value due to low volumes of trading.

3.           Impairment on available for sale investments

Based on the criteria detailed in Note 2 above, the Company identified an impairment of $345 ($494 on December 31, 2008) on available-for-sale investment - quoted equity which is recognized within other expenses in the income statement (see also Note 24C.).

Note 11 - Property, Plant and Equipment

Composition

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands

Cost
Balance at January 1, 2008	931	539	2,003	842	4,315
Additions	987	16	510	114	1,627
Acquisitions as part of business
combination	2,651	-	2,130	250	5,031
Disposals	(122)	(71)	(10)	-	(203)
Impact of changes in currency exchange rate	6	-	4	1	11
Balance at December 31, 2008	4,453	484	4,637	1,207	10,781
Additions	922	27	287	42	1,278
Disposals	(120)	(206)	(139)	-	(465)
Impact of changes in curenncy exchange rate	4	0	4	0	8
Deletions as a result of
discontinuance of consolidation	(1,946)	-	(1,074)	(113)	(3,133)
Balance at December 31, 2009	3,313	305	3,715	1,136	8,469

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 11 - Property, Plant and Equipment (Cont.)

Composition (Cont.)

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands

Depreciation
Balance at January 1, 2008	341	162	1,283	733	2,519
Depreciation for the year	306	49	674	69	1,098
Disposals	(102)	(36)	(10)	-	(148)
Acquisitions as part of business
combination	1,114	-	1,526	209	2,849
Impact of changes in curenncy exchange rate	2	-	3	-	5
Balance at December 31, 2008	1,661	175	3,476	1,011	6,323
Depreciation for the year	696	63	469	91	1,319
Disposals	(118)	(77)	(100)	-	(295)
Impact of changes in curenncy exchange rate	2	-	3	-	5
Deletions as a result of
discontinuance of consolidation	(833)	-	(933)	(108)	(1,874)
Balance at December 31, 2009	1,408	161	2,915	994	5,478

Depreciated cost
Balance at January 1, 2008	590	377	720	109	1,796
Balance at December 31, 2008	2,792	309	1,161	196	4,458
Balance at December 31, 2009	1,905	144	800	142	2,991

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12 - Intangible Assets

A.           Composition

	Technology and development in process (1)	Agreement with Rafael (2)	Other	Total

Cost
Balance at January 1, 2008	527	330	295	1,152
Acquisitions	-	-	62	62
Acquisitions as part of business
combination (3) (4)	10,423	-	-	10,423
Agreement with Rafael(2)	-	2,723	-	2,723
Impact of changes in currency
exchange rates	-	-	(43)	(43)
Balance at December 31, 2008	10,950	3,053	314	14,317
Acquisitions	-	-	172	172
Deduction as part of sale of investee
Company and de-consolidation of a susidiary(3) (5)	(3,846)	-	-	(3,846)
Impact of changes in currency
exchange rates	-	-	2	2
Balance at December 31, 2009	7,104	3,053	488	10,645

Amortization and impairment losses arising from decline in value
Balance at January 1, 2008	-	-	43	43
Amortization for the year	1,415	-	61	1,476
Balance at December 31, 2008	1,415	-	104	1,519
Amortization for the year	1,480	-	160	1,640
Deletion as part of sale of investee
Company and de-consolidation of a susidiary(3) (5)	(36)	-	-	(36)
Impact of changes in currency
exchange rates	-	-	1	1
Balance at December 31, 2009	2,859	-	265	3,124

Amortized cost
Balance at January 1, 2008	527	330	252	1,109
Balance at December 31, 2008	9,535	3,053	210	12,798
Balance at December 31, 2009	4,245	3,053	223	7,521

(1) Amortization is recognized within Amortization of intangible assets expenses (see also Note 2E.)
(2) Not amortized- indefinite useful life (see details in Note 3 D.6.)
(3) As for consolidation in 2008 of Impliant and de-consolidation in 2009 – see Note 3 D.3
(4) As for consolidation in 2008 of Wavion – see Note 3 D.4
(5) As for the sale of Sela in 2009 – see Note 3 D.5

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13 - Short-term credit and loans

	Interest rate	December 31	December 31	January 1
	2009	2009	2008	2008
	%	$ thousands	$ thousands	$ thousands
A. Credit and current maturities of loans from banks
Current maturities of loans from banks		-	-	12
Short-term loan(1)	LIBOR +4%	10,000	828	850
		10,000	828	862

B. Short-term credit and current maturities of other liabilities
Current maturities of other liabilities		-	2,349	-
Short-term loans	11%	865	603	2,463
		865	2,952	2,463

Total short-term credit and loans		10,865	3,780	3,325

1.
In 2008, RDC signed an agreement with a commercial bank in Israel ("the Bank"), whereby the Bank will provide RDC a credit line in the total amount of up to $10,000 ("the Credit Line Agreement"), to be utilized no later than August 30, 2009. The interest on each loan pursuant to the Credit Line Agreement is Libor + 4%, and is payable quarterly. Repayment of the principal of each loan is after 24 months from the first withdrawal. With respect to every amount not utilized during the period of the Credit Line Agreement, RDC will pay a non-utilization fee at the annual rate of 0.5%.

The loans provided in accordance with the Credit Line Agreement ("the RDC Loans") are secured by a fixed, first priority lien on all the shares of Given held by RDC at the rate of 200% of the actual balance of the loans, as will be adjusted pursuant to the Credit Line Agreement. In addition, the RDC Loans are secured by a first priority floating charge on all its assets in favor of the Bank.

As of December 31, 2009, RDC utilized the entire credit line and excepted a lien on 2,461,334 shares of Given held by RDC in favor of the Bank.

Note 14 - Trade Payables

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Open accounts	3,909	3,426	2,431
Checks payable	364	403	805

	4,273	3,829	3,236

●	Trade payables are non-interest bearing and are normally settled on 30-90 day terms.
●	For explanations on the Company’s credit risk management processes, see Note 27.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15 - Other current liabilities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Accrued expenses	1,828	2,406	1,026
Liabilities to employees	4,153	4,593	4,219
Government institutions	681	3,800	3,133
Employees call options	1,069	588	172
Current maturity of royalty bearing government grants	431	283	209
Deferred revenues	1,071	330	-
Other payables	394	486	357
	9,627	12,486	9,116

Note 16 - Non-current financial liabilities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
A. Composition
Loans from banks (C.1)	30,000	35,054	-
Loans from shareholder (C.2)	16,737	6,176	-
Convertible Debentures*	3,383	2,161	-
Other	6,981	2,436	2,256
	57,101	45,827	2,256
Less: current maturities	1,172	2,349	12

	55,929	43,478	2,244

B. Classification of liabilities based on
repayment period
Current maturities	1,172	2,349	12
During second year	54,455	2,319	-
During third year	737	37,722	2,244
During fourth year	737	2,897	-
During fifth year	-	540	-
	57,101	45,827	2,256

* As for the issuance of Convertible Debentures by Starling, refer to Note 3 D.1.

C.	Changes in the Company's long-term liabilities

1.
On May 15, 2008, the Company signed an agreement ("the Agreement") with Israel Discount Bank Ltd. ("Discount Bank") whereby Discount Bank will provide the Company the aggregate amount of $30,000. During the credit period, the Company will be permitted to receive loans for periods of up to three years bearing interest at the three-month Libor rate + 1.3% per year for each loan. The Company will be permitted

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16 - Non-current financial liabilities (Cont.)

C.	Changes in the Company's long-term liabilities (Cont.)

to make early repayment at every interest payment date, without payment of a penalty. As of December 31, 2009, the Company had utilized the entire credit line in the amount of $30,000. As part of the Agreement, the Company committed to comply with certain financial covenants. In November 2009, the Company replaced its commitment to comply with financial covenants with a lien on 3,359,676 ordinary shares of Given (the “Pledged Shares”), in favor of Discount Bank (“the lien”). Accordint to the lien, the Company undertook to maintain a ratio between the balance of the credit to the market value of the Pledged Shares of not more than 0.6 (“the maximum ratio”). At such time as the maximum ratio exceeds 0.7 in relation to the credit balance, Elron undertook within 3 business days to pledge to Discount Bank's benefit such additional security as is satisfactory to Discount Bank. In the event that the ratio between the credit balance and the market value of the pledged shares is less than 0.4 for a period of 30 consecutive business days, then Discount Bank shall agree to release such number of shares from the lien such that the ratio shall be maintained at the maximum ratio.

1.
On October 30, 2008, a loan agreement was signed between the Company and DIC pursuant to which DIC provided the Company an NIS-denominated loan, in an amount equivalent to $6,000, linked to the CPI and bearing CPI-linked interest at the annual rate of 5.95%.

On January 15, 2009, a second loan agreement was signed between the Company and DIC, pursuant to which DIC provided the Company an NIS-denominated loan equivalent to $2,000 linked to the CPI and bearing CPI-linked interest at the annual rate of 5.5%.

On June 15, 2009, a third loan agreement was signed between the Company and DIC, pursuant to which DIC provided the Company an NIS-denominated loan equivalent to $7,000 linked to the CPI and bearing CPI-linked interest at the annual rate of 3.23%.

The loans from DIC are subordinated to the loan from Discount Bank and their repayment date falls on the same date (September 24, 2011). If the Company makes early repayment of the loan from Discount Bank, the loans from DIC will be repaid on the same date. If repayment of the loan from Discount Bank is extended, the repayment of the loan from DIC will be extended for the same period. The Company is entitled to make early repayment of all or part of the loan from DIC if Discount Bank provides its advance consent for the said repayment in writing.

Note 17 - Royalty bearing government grants

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17 - Royalty bearing government grants (Cont.)

Composition
	2009	2008
	$ thousands	$ thousands

Balance as of January 1	9,097	5,453
Received grants during the year	3,250	1,267
Initial consolidation of a subsidiary	-	3,737
Royalties paid during the year	(266)	(91)
De-consolidation of a subsidiary	(2,376)	-
Amounts charged to the statement of income	(589)	(1,269)
	9,116	9,097

Presented in:
Other current liabilities	431	283
Royalty bearing government grants	8,685	8,814

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, severance benefits, short-term benefits and share-based payments. The Company's liability for severance benefits with respect to its employees is calculated accordance with the Israeli severance pay laws.

Regarding post-employment benefits for employees, the Company has defined benefit plans with respect to which it deposits monies in central severance pay funds and purchases appropriate insurance policies. In addition, some of the subsidiaries have a defined contribution plan for some of their employees that are covered by Section 14 of the Severance Pay Law, 1963. Regarding share-based payments – see Note 19 below.

A. Post-employment benefit plans – defined contribution plan	2009	2008
	$ thousands	$ thousands

Expense in respect of defined contribution plan	719	491

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
B. Employee benefits
Present value of defined benefit obligation	1,474	4,207	2,491
Fair value of plan assets	1,280	3,216	1,930

Deficit in the plan	194	991	561

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 18 - Employee Benefits (Cont.)

	December 31	December 31
	2009	2008
	$ thousands	$ thousands
C. Post-retirement benefit plan – defined benefit plan
Changes in the present value of defined benefit obligation
Liability for defined benefit plan as of
January 1	4,207	2,491
Benefits paid by the plan	(2,489)	(518)
Current service cost and interest expenses	667	850
Additions (reductions) as part of initial
Consolidation (de-consolidation)	(1,008)	1,374
Changes due to exchange rate differences	9	10
Net actuarial gain	88	-
Liability for defined benefit plan as of
December 31	1,474	4,207

Changes in the fair value of the plan assets
Fair value of plan assets as of January 1	3,216	1,930
Contribution by employer	678	465
Benefits paid by the plan	(1,806)	(498)
Additions (reductions) as part of initial
consolidation (deconsolidation)	(975)	1,326
Expected return on plan assets	51	186
Net actuarial gains (losses)	103	(69)
Exchange rate differences and other	13	(124)

Fair value of plan assets as of December 31	1,280	3,216

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18 - Employee Benefits (Cont.)

	December 31	December 31
	2009	2008
	$ thousands	$ thousands
C. Post-retirement benefit plan – defined benefit plan (Cont.)
Expense recognized in the statement of income
Current service cost	1,254	626
Interest expenses on benefit obligation	40	225
Expected return on plan assets	(34)	(109)

Total employee benefit expenses	1,260	742

Expense are presented in the following
categories within statement of income:
Cost of sales	31	206
Selling and marketing expenses	88	153
Administrative and general expenses	780	153
Research and development expenses	361	230

	1,260	742

Actual return
Actual return on plan assets	137	(38)

D. Actuarial data	2009	2008
	%	%
Actuarial principal assumptions used in determining the obligation for the defined benefit plan as of the date of the report
Discount rate as of December 31*	5.07	2.8-3.1
Expected rate of return on plan assets as of January 1*	4.55	3.53-3.55
Future salary increases	4.65	2-4

*	The discount rate and anticipated yield are based on debentures of the Israeli government bearing fixed interest.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 18 - Employee Benefits (Cont.)

D. Actuarial data (Cont.)	2009	2008
	$ thousands	$ thousands
Actuarial gains and losses recorded directly to Other Comprehensive Income
Amount accrued as of January 1	(59)	(128)
Amounts recognized during the year	15	69

Amount accrued as of December 31	(44)	(59)

Note 19 – Shareholders' Equity

A.	Composition of share capital

	December 31, 2009		December 31, 2008		January 1, 2008
	Authorized	Issued and paid-up	Authorized	Issued and paid-up	Authorized	Issued and paid-up
	Number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,650,017	35,000,000	29,650,017	35,000,000	29,650,017

B.	Rights conferred by shares

1.	Voting rights at the General Meetings, right to dividends, rights upon liquidation of the Company and right to appoint the Company’s directors.

2.	Traded on the Tel-Aviv Stock Exchange and Over The Counter in the United States (see also Note 1, above).

C.	Capital Management

The policy of the management of the Company and the managements of its subsidiaries is to maintain a strong capital base in order to preserve their ability to continue operating so that they may provide a return on capital to their shareholders, benefits to other holders of interests in them such as their credit providers and employees, and sustain future development of the business.

D.	Earnings (loss) per share

1.	Basic loss per share

Calculation of the basic loss per share for the year ended December 31, 2009 was based on the loss attributable to the holders of the ordinary shares in the amount of $14,254 (for the year ended December 31, 2008 – $71,920) divided by the weighted-average number of ordinary shares outstanding in the amount of 29,650,017 (2008 –29,650,017 as well), as follows:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

D.	Earnings (loss) per share (Cont.)

1.	Basic loss per share (Cont.)

a.	Loss attributable to the holders of the Company’s ordinary shares

	For the	For the
	year ended	year ended
	December	December
	2009	2008
	$ thousands	$ thousands
Net loss	14,304	71,834
Adjustment of Elron’s share in loss (profit) of associates*	(50)	86
Loss attributable to the holders of the Company’s ordinary shares	14,254	71,920

b.	Weighted-average number of ordinary shares in thousands of shares of NIS 0.003 par value

	2009	2008
Balance as of January 1	29,650,017	29,650,017
Impact of options	-	-
Weighted-average number of ordinary shares
used to calculate basic earnings per share	29,650,017	29,650,017

2.	Diluted loss per share

Calculation of the diluted loss per share for the year ended December 31, 2009 was based on the loss attributable to the holders of the ordinary shares in the amount of $14,592 (for the year ended December 31, 2008 – $72,380) divided by the weighted-average number of ordinary shares outstanding (no adjustment for potentially dilutive ordinary shares  was needed in 2009 and 2008), as follows:

a.	Loss attributable to the holders of the Company’s ordinary shares (diluted)

	For the	For the
	year ended	year ended
	December	December
	2009	2008
	$ thousands	$ thousands
Loss used to calculate the basic earnings
per share	14,254	71,920
Adjustment of Elron’s share in loss (profit)
of associates (dilutive effects)*	288	460
Loss attributable to the holders of the Company’s ordinary shares (diluted)	14,592	72,380

*	Represent the adjustments for differences between the Company’s share in profit/loss of associates to earning/loss per share of associates multiplied by the number of shares held by the Company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

D.	Loss per share (Cont.)

2.	Diluted loss per share (Cont.)

b.	Weighted-average number of ordinary shares (diluted)

	2009	2008
Weighted-average number of ordinary shares
used to calculate basic earnings per share	29,650,017	29,650,017
Impact of options exercisiable to shares of the Company	-	-
Weighted-average number of ordinary shares
used to calculate diluted earnings per share	29,650,017	29,650,017

E.	Non-controlling interests:

Composition of non-controlling interests in the balance sheet:

	December 31,		January 1,
	2009	2008	2008
	$ thousands

Share of equity	(9,353)	3,224	1,698
Capital reserve for share-based payment transactions in subsidiaries	4,977	3,321	1,345

	(4,376)	6,545	3,043

F.	Share-based payments

1.	Company's options plans

The Company has various option plans intended to grant employees, directors and officers options for acquisition of the Company's shares or shares of the subsidiaries. The options are generally granted at exercise prices that are lower than the market value on the grant date. In most cases, the options are exercisable during a period of four years from the grant date in four equal annual portions, and expire after the passage of five to seven years from the grant date.

In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

1.
Company's options plans (Cont.)

In May 2007, following approval of the Company's Audit Committee, Board of Directors and Shareholders the current chairman of the Board of Directors of the Company was granted options to purchase 120,000 ordinary shares of the Company under the 2003 option plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model.

In March 2008, the Company's Board of Directors decided to extend the validity of certain options that were scheduled to expire in 2008 and 2009 based on their original terms (113,750 options that had not yet been paid as of that date), for a period of three additional years from the original expiration date.

As of December 31, 2009, 567,000 options were granted under the 2003 Plan at an average exercise price of $10.20 per share, after deduction of the amount of a dividend distributed post the initial grant date of the options. The options are exercisable during a period of four years in four equal annual portions and expire after five years from the grant date (except for options the validity of which was extended for a period of an additional three years, as described above).

In March 2009, the Board of Directors of the Company determined that with respect to prior option grants which would otherwise expire as a result of termination of employment in accordance with their terms in 2009 (relevant to 80,000 options then outstanding), the term of each such grant is extended for an additional 3.5 year period from its date of termination.

In December 2009, the Board of Directors of the Company determined that with respect to prior option grants which would otherwise expire as a result of termination of employment in accordance with their terms in 2010 (relevant to 22,500 options then outstanding), the term of each such grant is extended for an additional 3 year period from its date of termination.

The above-mentioned extensions did not have a significant impact on the results reported in the Company’s consolidated financial statements.

2.	Changes during 2008 and 2009

The following table includes the number of options for shares, their weighted-average excercise price and the changes that were made in the options plans for employees during 2009 and 2008:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

2.	Changes during 2008 and 2009 (Cont.)

	2009		2008
		Weighted-		Weighted-
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
		$		$

Options for shares at beginning ofthe year	358,750	10.24	352,750	10.74

Granted during the year	-	-	55,000	10.30

Expired during the year	(91,250)	9.11	(49,000)	13.90

Exercised during the year	-	-	-	-

Outstanding at end of the year	267,500	10.63	358,750	10.24

Exercisable at end of the year	206,250	9.21	195,000	7.96

Compensation expense recorded during 2009 amounted to $127 (2008 - $ 378).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2009 was 2.4 years (2008 - 2.93 years).

The range of exercise price for share options outstanding as of December 31, 2009 and 2008 was $5-$15.53.

The fair value of share options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2008 (in 2009 no option were granted):

2008

Risk-free interest rate	2.40%

Expected dividend yield1	0%

Expected volatility2	31.1%

Expected lives	3.69

Weighted average exercised price (in $)	10.30

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

2	Changes during 2009 and 2008 (Cont.)

1
According to the Company's 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

2	The Company used its historical volatility over the period of the expected lives of the options.

Note 20 - Business Segment

A.	The Company operates in one segment, namely the "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in group companies.

B.	Revenues according to location of customers are as follows:

	2009	2008

Israel	490	333
USA & North America	1,416	1,606
Europe	947	1,062
Asia	3,821	1,669
South America	1,653	1,369
Other	1,577	198

	9,904	6,237

C.	The Company had no major customer for the years ended December 31, 2009 and December 31, 2008.

D.	The majority of the long-lived assets are located in Israel.

Note 21 - Contingent Claims

The amounts of the claims set forth below are presented in amounts as of their filing dates, unless stated otherwise. Details regarding claims against the Company and its group companies are included below to the extent the possible impact of the amount of each of the said claims on the Company's financial results is significant.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21 - Contingent Claims (Cont.)

A.
In September 1999, a shareholder of Elscint Ltd. ("Elscint"), a subsidiary of Elbit Medical Imaging Ltd. ("Elbit Imaging"), which was a group company of Elron up to May 1999, filed a claim with the District Court of Tel-Aviv Jaffa, along with a request for certification thereof as a class action on behalf of the public shareholders of Elscint, against various defendants, including Elscint, Elbit Imaging, Elron and former directors of Elscint. The claim alleges, primarily, that in the sale of Elscint's assets, which was finalized in 1998, Elscint's minority shareholders were prejudiced, and it requests that the Court order the defendants to pay monetary compensation based on the claim that the value of the Elscint share was $27. In October 1999, the plaintiff amended his claim and according to the amended claim the total amount of the class action (if certified) was estimated by the plaintiff to be about $158 million or alternatively about $123 million. On March 31, 2009, the court approved the defendants application to dismiss certain claims while others still remain.

B.
In November 1999, a number of institutional shareholders of Elscint filed a claim in the District Court of Haifa, together with a request for its certification in part as a class action on behalf of the public shareholders of Elscint and in part as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron, companies to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint's public shareholders. The relief requested in the claim, is the ordering of Elbit Imaging to make a tender offer for the publicly held shares of Elscint at a price of $14 per share or, alternatively, to require the defendants to compensate Elscint's public shareholders or Elscint itself for the damage the plaintiffs allege were caused to them by the defendants' actions, without actually indicating any amount of damages in the said claim. In February 2001, the plaintiffs filed an amended statement of claim with the Court that is similar to the previous one but that is not a class action rather a personal claim of the plaintiffs and in part a derivative action. In June 2007 the plaintiffs submitted to the Haifa District Court a revised statement of claim and a revised request to certify the claim as a class action. The revised claim requests relief of monetary compensation in respect of damages caused by the failure to make the tender offer for Elscint's shares and other matters as alleged by the plaintiffs, but does not request relief of enforcing the tender offer for Elscint's shares that was included in the original claim. The revised claim does not specify the amount demanded but includes various arguments regarding the method of determining the damages caused to the plaintiffs, which depends, inter alia, on the specific circumstances of each individual shareholder of Elscint and the nature of the alleged damages.

In January 2009, the Haifa District Court rejected the request to certify the aforementioned claim as a class action. In March 2009, the plaintiff filed an appeal against the Haifa District Court's decision. A hearing on the appeal has been set for December 8, 2010. At this stage, the plaintiffs' personal claim for monetary damages and their request to certify part of their claim as a derivative action are still outstanding. The Company has instituted Execution Office proceedings against the plaintiffs in connection with the expenses awarded to it up to the present time in the class action.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21 - Contingent Claims (Cont.)

C.
With respect to the two claims detailed in Paragraphs A and B above against Elron and various other defendants, with respect to Elscint, in September 2006 two additional claims were submitted in the Haifa District Court against the same defendants and on the basis of the same main facts of the claims from 1999, along with requests to certify the claims as class actions. The amount being claimed was not stated in these additional claims. The Court decided that at this stage the defendants are not required to reply to these additional claims.

D.
The Company rejects the allegations set forth against it in the claims described above in Paragraphs A, B and C above, and in the Company's estimation, based on the opinion of its legal counsels, it has good defenses against these claims, to the extent they are directed against it and, therefore, it is more likely than not that the said claims will be dismissed. Therefore, no provision in connection with the claims described above has been included in Elron's consolidated financial statements.

E.
During January 2010, subsequent to the balance sheet date, a key employee of a subsidiary of the Company was dismissed from the subsidiary. The key employee asserts to certain rights he alleges to be entitled to as part of his employment agreement with the subsidiary, in connection with his termination compensation from the subsidiary. To date, The former key employee has not filed any claim in a court of law against the subsidiary. The subsidiary objects to and rejects all assertions in such matters made by the former key employee.

F.
Various additional legal claims filed by various parties raising various allegations are pending in courts against the Company and its subsidiaries. The aggregate amount of these additional claims, if accepted, is estimated by the plaintiffs at approximately $600. No provision was included in these financial statements in respect of the aforementioned claims.

Note 22 - Lease commitments

A.
The Company and the subsidiaries have signed agreements for lease of the offices and the manufacturing plant for a period running up to 2012. The minimum future non-cancellable lease payments under the above-mentioned lease agreements, as of December 31, are as follows:

December 31
2010	808
2011	520
2012	68

Total	1,396

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 22 - Lease commitments (Cont.)

B.
The Company and the subsidiaries have signed operating lease agreements for motor vehicles for a period of 36 months. The lease payments are linked to the CPI. The Company and the subsidiaries have deposited the amount of $305 as a deposit that will serve as the lease payments for the final three months. The deposit is linked to the CPI and does not bear interest.

Note 23 - Guarantees and Liens

A.	Regarding a lien on the Company’s holdings in Given in favor of Discount Bank – see Note 16 C.1 above.

B.	Regarding a fixed, first priority lien on shares of Given held by RDC – see Note 16 C.3 above.

C.	As for guarantees granted in favor of Teledata – see Note 3 D.12.

Note 24 - Details on the Statement of Income

In the consolidated income statement for 2008, Impliant and Wavion were consolidated commencing from April 1, 2008.

In the consolidated income statement for 2009, Impliant and Sela were de-consolidated commencing from September 30, 2009.

A.	Equity in losses of associates, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Company's share in losses of associates, net (1) (2)	4,614	35,142
Amortization of excess of fair value over share in net equity of associates	5,900	5,004
Equity in losses of associates, net	10,514	40,146

(1)
 Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated and started to be accounted for as equity method investees.

(2)
 As mentioned in Note 2 above, when the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments such as loans) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

As of December 31, 2009, the aggregate equity in losses not recognized by the Company amounted to a total of $ 3,650 ($ 4,310 as of December 31, 2008 and none as of January 1, 2008).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details on the Statement of Income (Cont.)

B.	Income (loss) from disposal of business and associates and changes in holdings in associates, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Given Imaging (See Note 3.C.9)	(70)	55
NetVision (See Note 3.C.8)	22,301	595
3DV (See Note 3.C.7)	6,090	-
ChipX (See Note 3.C.10)	1,548	-
Sela (See Note 3.C.5)	1,115	-
Impliant (See Note 3.C.3)	459	-
Other	359	133
	31,802	783

C.	Other expenses, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Other companies, net - Mwise	84	87
Other than temporary decline in value of investments(*)	(1,853)	(909)
Equity in losses of partnerships- Innomed	(234)	(818)
Sale of KIT	-	1,393
Gain (loss) on property and equipment	(64)	(8)
Other	(163)	(2)
	(2,230)	(257)

*
Impairment losses in 2009 resulted mainly from investments in Radlive Ltd. and Kyma Medical Technologies Ltd. in which Elron recorded an impairment charge of approximately $900 and $400, respectively following the Company's decision to cease its investment in those companies.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

D.	Financial income and expenses

1.	Financial income

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Interest income from loans, deposits and other debit balances	782	333
Interest income from bank deposits	111	1,114
Interest income from financial assets available-for-sale	-	515
Income from change in fair value of financial liabilities
measured through profit and loss	-	3,607
Income from exchange rate differences, net	-	349
Other	520	341
Total financial income	1,413	6,259

2.	Financial expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Interest expenses on financial liabilities measured atamortized cost	2,806	1,427
Interest expenses on financial liabilities measured at fair value	316	534
Net loss on change in fair value of financial assets
measured through profit and loss	901	1,555
Loss from change in exchange rate of foreign currency	818	-
Financing expenses in respect assets available for sale
charged to profit and loss	-	250
Commissions	94	232
Other financing expenses	499	802
Total financial expenses	5,434	4,800

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

D.	Financial income and expenses (Cont.)

3.	Financial income (expenses), net by seperation to components:

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Deposits and receivables
Deposits in Banks	111	1,114
Other deposits and other receivables	782	333
Available for sale	-	265

Financial liabilities
Convertible Debentures	(1,217)	1,518
Loans from banks – current	(891)	(344)
Loans from banks – non-current	(2,806)	(1,427)

Total financial income (expenses), net	(4,021)	1,459

E.	Cost of sales

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Materials consumption	4,023	1,527
Depreciation and amortization	74	22
Salaries and wages	507	656
Other	220	995
	4,824	3,200

F.	Research and development expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Cost of research and development	26,163	31,216
Less: government grants	(464)	(1,305)

	25,699	29,911

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

G.	Selling and marketing expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Salaries, wages and related expenses	4,228	3,970
Depreciation	21	13
Rent and building maintenance	143	40
Advertising	1,636	1,570
Commissions and royalties	981	225
Other	1,976	1,707

	8,985	7,525

H.	General and administrative expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Salaries, wages and related expenses	9,791	12,144
Depreciation and amortization	141	99
Rent and building maintenance	1,658	902
Professional services	2,182	2,572
Other	2,093	3,348

	15,865	19,065

Note 25 – Tax benefit (Taxes on Income)

A.	Composition

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Current tax expenses (benefit)
Taxes in respect of current period	-	(32)
Adjustments in respect of prior years, net	(2,453)	-
Total current taxes – tax benefit	(2,453)	(32)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 25 - Taxes on Income (Cont.)

B.	Adjustment between the theoretical tax on the loss before taxes on income and the taxes on income expense

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Loss before taxes on income	(31,848)	(92,686)
Main tax rate applicable to the Company	26%	27%
Tax benefit calculated based on the main tax rate
applicable to the Company	(8,280)	(25,025)
Tax (tax savings) in respect of:
Equity in losses of associates	2,734	10,839
Change in temporary differences with respect to which
deferred taxes that were not recognized	(1,632)	6,025
Losses and tax benefits with respect to which
deferred taxes were not recognized	7,035	7,942
Non-deductible expenses	143	187
Taxes in respect of prior years (release of provision)	(2,453)	-

Total taxes on income	(2,453)	(32)

C.	Deferred tax assets not recognized

Liability for deferred taxes in the amount of $21,900 (December 31, 2008 - $22,414, January 1, 2008 - $ 26,394) in respect of temporary differences in the amount of $121,669 (December 31, 2008 - $89,656, January 1, 2008 - $104,229), relating to investments in group companies were not recognized since the decision to sell these companies lies with the Company and the Company does not intend to realize them in the foreseeable future.

Deferred tax assets have not been recognized in the amount of $69,778 (December 31, 2008 - $78,054, January 1, 2008 -$46,640) in respect for tax loss carryforwards in the amount of $268,377 (December 31, 2008 - $289,088, January 1, 2008 - $ 160,628) as it is not probable that future taxable income will be available against which the temporary differences can be utilized.

As of December 31, 2009 and 2008, no deferred tax assets and liability were recognized.

D.
In July 2005, the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order), 2005 ("Amendment 147") was approved by the Israeli Parliament (the "Knesset"). Amendment 147 provides for a gradual reduction in the Companies Tax rate, in the following manner: in 2007 a tax rate of 29% will apply; in 2008 a tax rate of 27% will apply; in 2009 a tax rate of 26% will apply; in 2010 and thereafter a tax rate of 25% will apply. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 25 - Taxes on Income (Cont)

E.
In July 2009, the Economic Efficiency Law (Legislative Amendments for Application of the Economic Plan for the years 2009 and 2010), 2009, was approved by the Knesset, which provides, among other things, for an additional gradual reduction of the Companies Tax rate and the tax rate on real capital gains in Israel – for years commencing from 2011 the tax rates are as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%. The current taxes and the balances of the deferred taxes are calculated in accordance with the new tax rates as approved in July 2009 by the Knesset.

F.	Taxation under inflationary conditions

In February 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of the Effective Period), 2008 ("Amendment 20"). In accordance with Amendment 20, the effective period of the Income Tax Law (Adjustments for Inflation) terminated in 2007 and from the 2008 tax year, the provisions of the Adjustments Law will no longer apply, except for certain transitional provisions intended at preventing distortions in the tax calculations.

Pursuant to Amendment 20, commencing from the 2008 tax year and thereafter an adjustment of the income for tax purposes to a "real" measurement basis will no longer be calculated. Furthermore, the depreciation of property, plant and equipment and carried forward tax losses will no longer be linked to the CPI, so that these amounts will be adjusted until the end of the 2007 tax year after which they will cease to be linked to the CPI. The impact of Amendment 20 is reflected in calculation of the deferred taxes staring from the 2008 tax year.

G.	Encouragement laws in Israel

1.
Certain of the Company's subsidiaries in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

2.
Certain of the Company's subsidiaries have a number of approved investment plans that were recognized as Approved Enterprises pursuant to the Law for Encouragement of Capital Investments, 1959, and that were completed and have received approval from the Investments Center.

3.
A subsidiary has an investment plan that was recognized as a Benefited Enterprise pursuant to Section 51 of the Law for Encouragement of Capital Investments, 1959. The revenues from this factory are exempt from tax during 10 years commencing from 2006. The entitlement to receive benefits is contingent on compliance with the conditions of the Law.

H.
As of December 31, 2009 the Company has tax losses carryforward of approximately $114,000 and its Israeli subsidiaries had an aggregate tax losses carryforward of approximately $155,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

I.	The Company has final tax assesments to and including the 2003 tax year.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties

A.	Identity of related parties

The parties related to the Company are DIC, parties related to DIC and associates. For details regarding holdings in group companies – see annex to consolidated the financial statements.

B.	Details of transactions with related and interested parties

1.	Management services agreement with DIC

On March 19, 2009, a services agreement was signed between the Company and DIC, which was approved by the Company's Audit Committee and Board of Directors and thereafter by the General Meeting of the Company's shareholders. Under the agreement, which entered into effect on May 1, 2009, the Company receives overall management and administrative services from DIC in exchange for an amount of  approximatly NIS 4,700 thousand linked to the CPI (equivalent to aproximately $1,240) per year. As part of the agreement, it was provided that aside from the Company's CEO and CFO, who will be proposed and appointed by Elron subject to receipt of approval from DIC and the Company's Board of Directors, the management services will be provided by position holders that will be appointed by DIC subject to receipt of the Company's approval, and who will be employed or hired by DIC. The period of the agreement is three years, where each party is permitted to bring the agreement to an end subject to provision of advance notice of one hundred and twenty days, provided DIC ceases to be the main shareholder of Elron. As a result of the above-mentioned changes, all the employees of Elron, except for the Chairman, completed their employment with the Company, and some of them were taken on by DIC immediately thereafter. As of December 31, 2009, all the Company's liabilities in respect of completion of employment of the said employees were paid in full.

2.	Classification of related party transactions as negligible transactions

The board of directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or of a consolidated company with a related party or with a party with whom the controlling shareholder in the Company has a personal interest in the transaction which is negligible. These rules and guidelines are used to examine the extent of disclosure in the Company's periodic report and prospectus (including shelf prospectus reports) regarding a transaction by the Company, a corporation under its control and any associate, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval.

In the ordinary course of their business, the Company and its subsidiaries and associates conduct or may conduct transactions with related parties, and they have or may have commitments to conduct the said transactions, including transactions of the types and with the characteristics set out below: Transactions for the receipt of banking and financial services from banks and financial institutions (including management of funds contributed by employers and employees to provident funds and further education funds); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

2.	Classification of related party transactions as negligible transactions (Cont.)

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements.

In any related party transaction that has been evaluated and classified as a transaction that is not material, the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") - the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.

In cases which, according to the Company's discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is not material, the transaction shall not be considered material based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

3.	Balances

	Interest rate	December 31 2009	December 31 2008	January 1 2008
	%	$ thousands	$ thousands	$ thousands

Other receivables and debit balances:
Associates		11	44	69
Other related parties		30	16	27

Other long-term loans:
Loan from DIC*	3.23-5.95	16,737	6,176	-

*	See details in Note 16 above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

4.	Revenues and expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Revenues
Interest and commissions in respect of guarantees	750	266
Participation in salaries of directors	80	98
Participation in expenses	102	40
Proceeds from sale of NetVision*	60,770	-

Expenses
Management fees to DIC**	848	-
Participation in expenses	32	28
Salaries of directors	102	154
Interest expenses	1,843	176
Other expenses	2,648	1,276

*	See details in Note 3 D. 8 above.
**	See details in section B.1 above.

5.	Compensation of key management personnel of the Copmany

		For the		For the
	No. of key	year ended	No. of key	year ended
	management	December 31,	management	December 31,
	personnel at	2009	personnel at	2008
	2009	$ thousands	2008	$ thousands

Short-term employee benefits	7	1,807	7	3,483
Post-employment pension benefits	7	93	7	203
Share-based payment transactions	5	144	5	403
Total compensation paid to key management personnel		2,044		4,089

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The amounts disclosed on the table does not include compensation paid to key management personnel of the Copmany by DIC according to the management agreement (see section B.1 above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

5.	Compensation of key management personal of the Company (Cont.)

In November 2009, one of the Company's CO- CEOs, was granted options to purchase 2,550 Ordinary shares of Medingo Ltd at a price per share of $106 exercisable in connection with the sale of the company. The options are exercisable until November 2019.

The Company's Chairman, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

1.	Options to purchase 35,000 ordinary shares at an exercise price per share of $29.42 exercisable until July, 2014.
2.	Options to purchase 10,000 ordinary shares at an exercise price per share of $16 exercisable until June, 2015.
3.	Options to purchase 10,000 ordinary shares at an exercise price per share of $11.55 exercisable until August, 2014.

Regarding share-based payments granted to key management personnel see Note 19 above.

C.	The Company holds certain investments together with DIC and Clal as of December 31, 2009, the significant of which are as follows:

	Clal	DIC	% holding by Elron and RDC
Given	0.62%	16.07%	32.23%
Galil	-	12.08%	29.10%

D.	For detail of the Company's subsidiaries and associates – see appendix to the consolidated financial statements.

E.	See Note 19 above regarding a grant of options to the present Chairman of the Board of Directors.

F.	See Note 16 above regarding a loan from DIC.

G.	See Note 3 D. 8 above regarding the sale of the Company’s holding in Netvision.

H.           See Note 3 D. 9 above regarding the investment in Given.

I.	Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications. Elron and RDC holds approximately 12% and 17% respectively, of Galil's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

I.	Galil (Cont.)

In March, 2010, subsequent to the balance sheet date, the Company announced that the Audit Committee and Board of Directors of the Company had approved the transaction in which the Company, together with RDC and DIC (holds 13% of Galil's outstanding shares) and certain other shareholders of Galil ("Sellers"), entered into an agreement with certain other Galil shareholders ("Purchasers") to sell all their respective holdings in Galil Medical to the Purchasers for an immediate payment in the aggregate amount of $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction, allocated between the Sellers proportionally to the number of Galil shares sold by each Seller from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, the portion of Elron and RDC in the immediate payment shall be approximately $ 400 and $ 500 respectively. The consummation of the transaction is conditional upon the following:  i) The Company shall not have received a notice from its shareholders pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 – 2000, objecting to the reliefs available under such regulations concerning the approvals required in connection with  the transaction.  ii) completion of a capital raising round by Galil of up to $ 6,400. iii) all required approvals and agreements shall have been received, if required, to consummate the transaction. There is no assurance as to the timing or occurrence of the transaction.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 27 - Financial Instruments

A.	Financial assets and financial liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,		January 1,
	2009	2008	2008
	$ thousands
Financial assets:

Trade and other receivables	3,585	2,732	5,434

Available-for-sale financial assets	14,527	7,511	42,832

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	47,846	38,921	5,569
Loan from shareholders	16,737	6,176	-
Trade payables and other liabilities	12,640	15,852	12,143
Royalty bearing government grants	9,116	9,097	5,662

Financial liabilities at fair value through profit or loss:
Designated as such upon initial recognition	3,383	2,161	6,379

B.	Management of financial risks

The Company is exposed to various risks stemming from use of financial instruments, such as:

–	Credit risk.
–	Market risk (includes currency risk, interest risk and other price risk).
–	Liquidity risk.

The officer responsible of management of the Company's risks is Mr. Yaron Elad, the Company's CFO.

The treatment of the matter of the financial exposures, formulation of the hedging strategy, supervision over execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibilty of the officer responsible for the Company's risk management, who acts in consultation with the Company's Co-Chief Executive Officers and members of the Audit Committee.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

B.	Management of financial risks (Cont.)

The Company’s principal financial liabilities, other than derivatives, comprise of loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to raise finances for the Company’s and group companies operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company also holds available-for-sale investments, and occasionally enters into derivative transactions (mainly with respect to foregin currency hedge).

The Company does not determine the risk management policy for its group companies.

1.
Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

I.
Foreign currency risk – Since most of the group companies are Israeli-related the main exposure results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Elron’s functional currency, as well as that of most of its principal subsidiaries and associates, is the U.S. dollar. The Company’s policy is to reduce exposure to exchange rate fluctuations by having most of assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses as well as expenses related to the DIC Service Agreement (see Note 26), are denominated in NIS and the loans received from DIC are denominated in NIS. Group companies policy is to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of its resources in NIS against portion of its future NIS expenses and liabilities dominated in NIS.

In addition, the Company is exposed to the impact of exchange rates on the activities of group companies whose functional currency is the NIS.

The Company holds a significant portion of its cash balances in U.S. dollars, although in the future the amounts of these balances, the format of the holding thereof, and the allocation of their different currencies may change, from time to time, based on the business developments and according to the Company’s decision.

II.
CPI risk – as detailed in Note 16 above, the Company recieved a loan from DIC which is linked to the Israeli CPI. As of December 31, 2009, the liability in respect of this loan totaled to $16,737. In addition, the Company and the subsidiaries, have signed a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

B.	Management of financial risks (Cont.)

III.
Equity price risk – the Company has investments in financial instruments traded on the stock exchange that are classified as financial assets available-for-sale with respect to which the Company is exposed to risk stemming from fluctuations in the security price determined based on the stock market prices. The balance of these investments in the consolidated financial statements as of December 31, 2009 is $ 2,013 (December 31, 2008 and January 1, 2008 – $808 and $2,965, respectively). The Company is also exposed to fluctuations in the equity price of its holdings in publicly traded companies. At December 31, 2009 the Company held directly and indirectly shares of publicly traded companies, primarily Given Imaging. Share prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of the Company’s publicly traded holdings, including holdings through its associates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect its results of operations unless decline in value will be concluded to be  other than temporary. The Company does not enter into hedge contracts against these exposures.

IV.
Interest risk – the Company's interest rate risk derives mainly from a long-term liabilities (mainly loans from bank and others), that is linked to the change in the LIBOR interest rate. The Company has another long-term loan where the interest in respect thereof is fixed and, therefore, it is not exposed to risk arising from a change in the interest rate in connection with this loan.

2.
Credit risk – the Company does not have significant concentrations of credit risk. The Company holds cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. The Company's policy is spreading out its cash investments among the various institutions. Pursuant to the Company's policy, assessments are made on an ongoing basis regarding the relative credit strength of the various financial institutions. As of December 31, 2009, the cash and cash equivalents amounted to $64,747.

3.
Liquidity risk – the Company's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities on a timely manner and to ascertain the existence of the cash balances it requires to comply with its financial obligations.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

C.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As of December 31, 2009, Trade receivables are attributed to sales by a subsidiary. The subsidiary’s credit policy is aimed at ensuring that its products are sold to customers who maintain a satisfactory credit history. Sales are executed in cash or via letters of credit, with the client receiving credit only after having proved its ability to make payments over a period of time.

The subsidiary regularly assesses its customers' credit, while checking their general financial conditions. If necessary, the subsidiary recorded provisions for doubtful debts, based on factors which impact the credit risk of various customers, past experience and any other relevant information.

D.	Market risks

1.	Interest risks

The Company’s interest rate risk stems mainly from the long-term liabilities. Some of the long-term loans bear variable interest. In such a case, the Company's exposure to cash flow risk relates to a change in the interest, as detailed below:

Set forth below are details regarding the type of interest on the Company's interest-bearing financial instruments :

	December 31	December 31	January 1
	2009	2008	2008
	Carrying amount	Carrying amount	Carrying amount
	$ thousands	$ thousands	$ thousands
Instruments bearing fixed interest
Financial assets	60,298	4,407	56,629
Financial liabilities	(17,530)	(10,224)	(2,463)

	42,768	(5,817)	54,166

Instruments bearing variable interest

Financial assets	493	3,953	5,945
Financial liabilities	(56,133)	(43,004)	(8,547)

	(55,640)	(39,051)	(2,602)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

D.	Market risks (Cont.)

1.	Interest risks (Cont.)

Sensitivity analysis of the cash flows relating to instruments bearing variable interest:

A change in the interest rates on the balance sheet date would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2008 and January 1, 2008 was prepared under the same assumptions.

	Change of 0.5% in the interest rate as of
	December 31,				January 1,
	2009		2008		2008
	Increase of 0.5%	Decrease of 0.5%	Increase of 0.5%	Decrease of 0.5%	Increase of 0.5%	Decrease of 0.5%
	$ thousands

Instruments bearing variable interest	26	(26)	171	(171)	37	(37)

	Change of 1% in the interest rate as of
	December 31,				January 1,
	2009		2008		2008
	Increase of 1%	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%	Decrease of 1%
	$ thousands

Instruments bearing variable interest	52	(52)	344	(344)	77	(77)

2.	CPI and foreign currency risks

The Company is exposed to foreign currency risks. This exposure derives from the fact that part of the assets and liabilities are denominated in foreign currency (mainly the NIS), and due to the fact that the functional currency of some of the Group companies is a foreign currency (mainly NIS). Some of the Group companies take measures to reduce the exposure by means of acquisition of future contracts (even if they are not recognized as hedges for accounting purposes).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

D.	Market risks (Cont.)

2.	CPI and foreign currency risks (Cont.)

Sensitivity analysis

A change in the exchange rate of the following currencies as of December 31, 2009 and a change in the CPI would increase (decrease) the Company's equity and income or loss in the amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2008 and January 1, 2008 was prepared under the same assumptions.

	Change in	December 31	December 31	January 1
	the currency	2009	2008	2008
	exchange rate/
	change in	Gain (loss)	Gain (loss)	Gain (loss)
	the CPI	$ thousands

CPI	1%	(164)	(27)	(1)
NIS	5%	290	(573)	(240)
Other currencies	5%	-	6	-

CPI	2%	(329)	(87)	(2)
NIS	10%	578	(1,144)	(482)
Other currencies	10%	-	9	-

CPI	(1%)	164	-	1
NIS	(5%)	(290)	573	240
Other currencies	(5%)	-	6	-

CPI	(2%)	329	(1)	2
NIS	(10%)	(578)	1,144	482
Other currencies	(10%)	-	9	-

E.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables and debt balances, available for sale marketable securities, other investments, short-term credit and loans, Other current liabilities, trade payables, Convertible Debentuures, Option to Convertible Debentuures, royalty bearing goverment grants and certain of the long term loans conforms to or approximates their fair values.

The fair value and carrying amount of all other financial assets and liabilities presented in the balance sheet are presented below:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

E.	Fair value of financial instruments (Cont.)

	December 31, 2009			December 31, 2008
			Interest			Interest
			rate			Rate
			used to			used to
			calculate			Calculate
			the			The
	Carrying	Fair	fair	Carrying	Fair	Fair
	amount	value	value	amount	value	Value
$ thousands

Long-term loans from bank and others*	36,981	36,141	2.85% - 3.99%	35,141	34,912	3.19%
Long-term loans from a shareholder*,**	16,737	18,229	2.5%
	53,718	54,370

* On January 1, 2008, the long term liabilities conformed to their fair value.
** On December 31, 2008, the long term loan from a shareholder conformed to its fair value.

Classification of financial instruments by fair value hierarchy:

The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets(liabilities) measured at fair value:

December 31, 2009:

	Level 1	Level 2	Level 3
	$ thousands
Other investments	2,013	-	12,514

Convertible Debentures	(3,383)	-	-

During 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

E.	Fair value of financial instruments (Cont.)

Changes in financial assets classified in Level 3:

Available-for-sale financial assets
$ thousands

Balance as of January 1, 2009	6,703

Total recognized gains (losses):
In profit or loss	(567)
In other comprehensive income	4,906
Addition resulted from loss of significant influence in associate	1,472

Balance as of December 31, 2009	12,514

Total loss for the year included in profit or loss relating to assets held at the end of the reporting year	(567)

F.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

	December 31, 2009
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	4,273	4,273	-	-	-	-	-	-
Other financial payables and credit balances	8,367	8,125	-	-	-	-	-	242
Convertible Debentures	5,461	1,453	1,383	1,383	1,242	-	-	-
Loans from banks and others	49,598	12,242	37,356	-	-	-	-	-
A loan from Shareholder	18,111	-	18,111	-	-	-	-	-
Royalty bearing government grants	9,116	431	-	-	-	-	-	8,685
	94,926	26,524	56,580	1,383	1,242	-	-	8,927

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on December 31, 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

F.	Liquidity risk (Cont.)

	December 31, 2008
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,829	3,829	-	-	-	-	-	-
Other financial payables and credit balances	11,904	11,754	-	-	-	-	-	150
Convertible Debentures	5,426	269	1,390	1,323	1,256	1,188	-	-
Loans from banks and others	36,274	2,482	1,425	32,367	-	-	-	-
A loan from Shareholder	7,232	-	-	7,232	-	-	-	-
Royalty bearing government grants	9,097	283	-	-	-	-	-	8,814
	73,762	18,617	2,815	40,922	1,256	1,188	-	8,964

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on December 31, 2008.

	January 1, 2008
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,236	3,236	-	-	-	-	-	-
Other financial payables and credit balances	8,907	8,907	-	-	-	-	-	-
Convertible Debentures	7,551	350	357	1,845	1,755	1,667	1,577	-
Loans from banks and others	5,717	3,431	224	48	2,014	-	-	-
Royalty bearing government grants	5,453	209	-	-	-	-	-	5,244
	30,864	16,133	581	1,893	3,769	1,667	1,577	5,244

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on January 1, 2008.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

G.	Derivatives and hedging

The Company enters from time to time into forward foreign exchange contracts, in order to mitigates currency exchange risk. These contracts are usually not designated by the company as hedge accounting. The contracts usually expire in various dates during the year and are for a period of no more than 12 months. The liability in respect of these contracts and the amounts recorded in the statement of income for the years ended December 31, 2008 and 2009 were immaterial.

H.	Equity price risk – sensitivity analysis

A change in the fair value of financial assets available-for-sale would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below:

	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Increase of 5%	837	309	2,142
Increase of 10%	1,674	618	4,283
Decrease of 5%	(837)	(309)	(2,142)
Decrease of 10%	(1,674)	(618)	(4,283)

A change in the market price of the Convertible Debentures issued by Starling would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below:

	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Increase of 30%	(1,062)	(768)	(1,665)
Decrease of 30%	1,062	768	1,665

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements uder US GAAP to consolidated financial statements under IFRS

A.	General

As stated in Note 1, these consolidated financial statements are the first annual consolidated financial statements in accordance with IFRS.

B.	Reconciliation from US GAAP to IFRS

IFRS 1 requires the inclusion of a reconciliation of the Company's equity reported in accordance with previous GAAP to its equity in accordance with IFRS for both of the following dates: the date of transition to IFRS and the end of the latest period presented in the entity’s most recent annual financial statements in accordance with previous GAAP.

According to IFRS 1, IFRS are to be retroactively implemented in the opening balance sheet as of the transition date.

As for the exemptions the Company has applied in accordance with IFRS 1, regarding which the Company did not retroactively implement the transition to reporting according to IFRS, see Note 2 above.

Set forth below is a reconciliation note which presents the material effects of application of IFRS on the Company's consolidated balance sheet and equity as of December 31, 2008 and January 1, 2008, and on the Company's consolidated statement of income for 2008.

In addition, presented below is an explanation of the material adjustments in the Company's consolidated statement of cash flows for 2008.

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated balance sheet as of December 31, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current assets

Cash and cash equivalents		17,364	-	17,364
Restricted cash		143	-	143
Trade receivables		1,150	-	1,150
Other current assets	11	5,772	15	5,787
Inventories	11	1,999	3	2,002
		26,428	18	26,446

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated balance sheet as of December 31, 2008 (Cont.)

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Non-current assets
	1, 4, 5, 6, 9, 10, 12
Investments in associates	14, 13	151,539	16,827	168,366
Other investments	4, 5, 9, 10, 14, 13	64,088	(56,577)	7,511
Property, plant and equipment	2, 11	4,582	(124)	4,458
Severance pay funds	9	2,942	(2,942)	-
Intangible assets, net	1, 2, 6, 13	7,457	5,341	12,798
		230,608	(37,475)	193,133

		257,036	(37,457)	219,579
Current liabilities
Short terms credit and loans	4	3,491	289	3,780
Trade payables		3,829	-	3,829
Other current liabilities	5, 9, 10, 11	*11,696	790	12,486
		19,016	1,079	20,095

Non-current liabilities
Long term loans from banks and others	4	35,062	79	35,141
Long term loans from shareholders		6,176	-	6,176
Convertible Debentures		2,161	-	2,161
Royalty bearing government grants	5	-	8,814	8,814
Employee benefits	9	4,137	(3,146)	991
Other long term liabilities	9	*150	-	150
		47,686	5,747	53,433

Equity
Equity attributable to the Company's	1, 2, 3, 4, 5, 8, 9, 10
shareholders	11, 12, 13, 14	173,804	(34,298)	139,506
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	16,530	(9,985)	6,545
		190,334	(44,283)	146,051

		257,036	(37,457)	219,579

    *Reclassified

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)
Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated statement of income for the year ended December 31, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
		(except for loss per share data)
Income
Sales of goods		6,237	-	6,237
Income (loss) from disposal of businesses and associates and changes in holding in associates, net	4, 5, 10	(44)	827	783
Financial income	7	1,678	4,581	6,259
		7,871	5,408	13,279
Cost and Expenses
Cost of sales	5	(3,646)	446	(3,200)
Selling and Marketing expenses		(7,525)	-	(7,525)
General and administrative expenses	9, 10	(18,832)	(233)	(19,065)
Research and development expenses, net	5, 9, 10	(29,194)	(717)	(29,911)
Equity in losses of associates, net	1, 4, 5, 6, 9, 10, 12 13, 14	(19,866)	(20,280)	(40,146)
Amortization of intangible assets	6, 13	(4,801)	3,740	(1,061)
Other expenses, net	14	(21,042)	20,785	(257)
Financial expenses	4, 7, 11	-	(4,800)	(4,800)
		(104,906)	(1,059)	(105,965)

Loss before taxes on income		(97,035)	4,349	(92,686)
Taxes on income	6	(1,269)	1,301	32

Loss for the period		(98,304)	5,650	(92,654)

Attributable to:
The Company's shareholders	1, 2, 5, 8, 9, 10, 13, 14	(83,137)	11,303	(71,834)
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	(15,167)	(5,653)	(20,820)

		(98,304)	5,650	(92,654)

Loss per ordinary share of
$1 par value:
Basic loss per share		(2.80)	0.37	(2.43)
Diluted loss per share		(2.84)	0.40	(2.44)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current assets
Cash and cash equivalents		20,090	-	20,090
Short term financial investments		16,900	-	16,900
Restricted cash		7,642	-	7,642
Available for sale marketable securities		29,730	-	29,730
Trade receivables		1,043	-	1,043
Other current assets	11	5,269	-	5,269
Inventories	11	1,732	-	1,732
		82,406	-	82,406

Non-current assets
Investments in associates	4, 5, 6, 9, 10, 12, 14	135,675	9,282	144,957
Other investments	3, 5, 14	62,764	(49,662)	13,102
Property, plant and equipment, net	2, 11	1,936	(140)	1,796
Severance pay funds	9	1,808	(1,808)	-
Deferred tax assets	6	2,204	(2,148)	56
Intangible assets, net	1, 2, 6, 13	5,524	(4,415)	1,109
		209,911	(48,891)	161,020

		292,317	(48,891)	243,426

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2008 (Cont.)

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current liabilities
Short terms credit and loans		3,325	-	3,325
Trade payables		3,236	-	3,236
Other current liabilities	5	8,508	608	9,116
Convertible Debentures		5,549	-	5,549
Options to Convertible Debentures		830	-	830
		21,448	608	22,056

Non-current liabilities
Long term loans from banks and others		2,244	-	2,244
Royalty bearing government grants	5	-	5,453	5,453
Deferred taxes	13	373	83	456
Employee benefits	9	2,451	(1,890)	561
		5,068	3,646	8,714
Equity
Equity attributable to the Company's	1, 2, 4, 5, 6, 9, 10
shareholders	11, 12, 14	259,187	(49,574)	209,613
Non-controlling interest	5, 9, 10, 11, 14	6,614	(3,571)	3,043
		265,801	(53,145)	212,656
		292,317	(48,891)	243,426

1.
Capitalization of development costs – in accordance with US GAAP, development costs were charged to the statement of income as incurred. According to IFRS, development costs are recorded as an asset if, and only if, the entity can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale, an intention and the ability to complete the intangible asset and to use it or sell it, how the intangible asset will generate probable future economic benefits, the existence of available economic resources to complete the development and to use the intangible asset or to sell it and the ability to measure reliably the expenditure attributable to the intangible asset during its development, (see also section 13 below regarding acquired IPR&D).

2.
Classification of capitalized computer software and software development costs – Under US GAAP, computer software and capitalized software development costs were classified as part of property, plant and equipment. According to IFRS, computer software and capitalized software development costs that do not constitute an integral part of the related hardware, are accounted for as an intangible asset. Therefore, upon the transition to reporting according to IFRS, computer software and capitalized software development costs were reclassified from property, plant and equipment to intangible assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

3.
Valuation of available for sale financial instruments according to fair value and balance sheet reclassification – in accordance with US GAAP, the Company classified its investments in companies which the Company does not have significant influence over their financial affairs, as investments measured at cost, net of other than temporary impairments. According to IFRS, the Company classifies these investments as available-for-sale financial assets, and they are measured at fair value on every balance sheet date. Changes in the fair value are recorded directly in equity as a capital reserve in respect of available for sale financial assets, except for other than temporary impairments that are included in the statement of income.

4.
Change in classification of financial derivatives from liability to equity – in accordance with US GAAP, liabilities convertible into ordinary shares that are denominated in foreign currency (which is different than the investees's functional currency) and/or that are linked to the CPI or to foreign currency, were accounted for in the investee's financial statements as a liability, net of amount allocated as a discount. The discount is amortized over the repayement period of the Convertible Debentures using the effective interest rate method. According to IFRS, these convertible liabilities are classifed as a liability and are recorded in their entirety at their fair values, where changes in the fair value are recorded in the statement of income. Upon modification to the terms of some of the debentures and elimination of the terms that sets the linkage of the conversion price to the CPI, these liabilities were classified as a liabilities including an embedded derivative. For measurement purposes, the amount of the liability is to be separated into two components: the liability component having no conversion right, which is measured at amortized cost on the date of the modification to fair value net of the discount, which is amortized using the effective interest rate method, and the conversion option, which was classified as equity.

5.
Liability to the Office of the Chief Scientist in respect of government grants – in accordance with US GAAP, grants from the Chief Scientist in respect of research and development which embed a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recorded as an offset from the related research and development expenses when the Company or its invetees where entitled to such grants. The liability for repayment with a corresponding charge to  expense that is included in the cost of sales is recorded when the payment of royalties to the Chief Scientist is triggered by the respective revenues. According to IFRS, up to December 31, 2008, government grants received from the Office of the Chief Scientist were recognized as a liability upon their receipt if it was reasonably assured that the economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the respective liability. Where economic benefits were not reasonably assumed, the grant receipts were recognized as a reduction of the research and development expenses in the statement of income. In such a case, the liability to pay royalties was accounted for as a contingent liability in accordance with IAS 37.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

5.	Liability to the Office of the Chief Scientist in respect of government grants (cont.)

As a result, as of January 1, 2008, the balance of other payables increased by approximately $209, the liabilities for government grants increased by approximately $5,453, the balance of the investment in associates decreased by approximately $1,476 and the balance of the Non-controlling interest decreased by approximately $942 against a corresponding decrease in the retained earnings (increase in accumulated deficit). In addition, during 2008, other investments decreased by approximately $1,744, investments in associates decreased by approximately $713, the non-controlling interest decreased by approximately $1,525, the balance of other payables increased by approximately $465, the liabilities in respect of government grants increased by approximately $8,814, the research and development expenses increased by approximately $640, the cost of sales decreased by approximately $445, the Company's share in net loss of associates increased by approximately $470, the financing income increased by approximately $81, the gain from disposal of business and associates and change in holdings in associates, net increased by approximately $113, and the net loss attributable to non-controlling interest decreased by approximately $345.

6.
Business combinations – Under IFRS 1, the Company elected not to restate to past business combinations. Accordingly, certain past transactions differed in their accounting and date of transaction for US GAAP and for IFRS as upon transition to IFRS the Company did not reassess transaction that occurred prior to transition date.

As a result, as of January 1, 2008, the balance of the investments in associates increased by approximately $5,321 and the balance of the intangible assets declined by approximately $5,617 against the balance of the retained earnings (accumulated deficit). In addition, during 2008, the investments in associates decreased by about $4,289, the balance of the intangible assets declined by approximately $2,636, the Company's share in the net loss of associates decreased by approximately $625, the other expenses declined by approximately $2,513 and the amortization of intangible assets declined by approximately $18.

7.
Presentation of financial income and expenses on a gross basis – in accordance with US GAAP, the financial income and expenses were presented on a net basis in the statement of income. According to IFRS, The Company separatly presented the financial income and the financial expenses (gross presentation).

8.
Recording the balance of the capital reserves from translation differences at the transition date to retained earnings – pursuant to the relief provision provided in IFRS 1, the Company elected to record the balance of the capital reserves derived from translation of financial statements of foreign currency investees as of January 1, 2007 to the retained earnings.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

9.
Use of actuarial calculations in recording the assets and liabilities in respect of employee benefits – in accordance with US GAAP, liabilities for employee post-employment severance benefits were recognized on the basis of the full liability, on the assumption that all the employees will be terminated under conditions entitling them to full severance benefits (shut- down method), without taking into account discount rates, rates of future wage increases and future employee turnover. The employee benefits liability was presented seperately of the severance pay deposits. The severance pay deposits accrued against the liabilities were measured based on their redemption values at every balance sheet date. In addition, liabilities in respect of vacation and sick leave pay were calculated based on estimates of utilization and redemption, respectively. According to IFRS, all the net liabilities in respect of post-employment employee benefits and long-term other benefit plans are measured based on the provisions of IAS 19 (amended) regarding employee benefits. Post-employment benefits relating to defined benefit plans are measured, inter alia, based on actuarial estimates and capitalized amounts. Deposits that constitutes a plan asset are measured at fair value. In addition, the employee severance benefits are presented net of severance pay deposits. Amounts deposited with a related party in respect of employee severance benefits do not constitute plan assets and are presented as a separate asset. The Company elected under IAS 19 regarding employee benefits, the alternative whereby actuarial gains and losses deriving from changes in actuarial assumptions are recorded to retained earnings (accumulated deficit).

10.
Share-based payment – in accordance with US GAAP, the Company records the share based compensation as payroll expense against a corresponding  increase in additional paid in capital. Absent a specific instruction, according to IFRS, the Company elected to record the share based payment payrol expenses against  a corresponding increase in retained earnings instead of in a capital reserve or additional paid in capital.

In addition, in accordance with US GAAP, the Company recogizes expenses in connection with a share-based payment based on fair value for grants to employees and managers that were awarded or modified after January 1, 2003. According to IFRS, the Company applies the provision of IFRS 2 only to grants awarded after November 2, 2002 that had not yet vested as of January 1, 2007.

11.
Functional currency – in accordance with US GAAP, the functional currency of a certain subsidiary is the U.S. dollar. According to IFRS, based on the provisions of IAS 21 – "Impact of Changes in Foreign Currency Exchange Rates", the subsidiary's functional currency is the NIS. Due to the difference of the functional currency of the subsidiary from the functional currency of Elron under IFRS, the subsidiary was defined as a foreign operation. Accordingly, the assets and liabilities of the subsidiary were translated into dollars based on the exchange rates on the balance sheet date. The revenues and expenses of the subsidiary were translated into dollars based on the the exchange rates in effect on the transaction dates or using average exchange rates for the period.

As a result of the difference in the functional currency of the subsidiary, the Company recorded a reserve for translation differences in the amount of approximately $2,212 and approximately $3,887 as of January 1, 2008 and December 31, 2008, respectively, which were accrued commencing from January 1, 2007 (see also Section B.8 above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)
Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

12.
Change in the accounting treatment of affiliated companies – in accordance with US GAAP, investments in companies in which the Company does not hold "in-substance-common stocks" as defined in ASC 323-10-15-13, are accounted for at cost subject to an examination of impairment in value, despite the Company's ability to significantly influence the investee's financial results or its financial policy. According to IFRS, if the Company has significant influence over the investee’s financial and operational affairs and results or its financial policy, the equity method of accounting is applied.

As a result, as of January 1, 2008, the investments in associates, net, increased by about $4,837, and the balance of the other investments decreased by about $47,995, against a corresponding decrease in the retained earnings. In addition, during 2008, the Company's share in the net losses of associates increased by about $21,755, the other expenses decreased by about $18,272, the investments in associates increased by about $8,200 and the balance of the other investments decreased by about $55,644.

13.
Measurment of assets and liabilities upon initial consolidation – in accordance with US GAAP, (see also Note 3.C.4) Wavion was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810, regarding Variable Interests Entities. As a result, the excess of Elron's share in the fair value of Wavion over its reported amount of previously held interest, in the amount of approximately $3,434, was adjusted to reduce the excess cost allocated to technology. According to IFRS 3, the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest was recorded to shareholders' equity as a revaluation reserve in the amount of approximately $3,000 and will be amortized over a period of 5 years against retained earnings (accumulated deficit).

In addition, in accordance with US GAAP, (see also Note 3.C.3) Impliant was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810 regarding Variable Interest Entites. As a result, the excess of Elron's reported amount of previously held interest over its portion in the fair value of Implaint's equity and loans in the amount of approximately $4,500 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. According to IFRS, upon consolidation the excess of the fair value of Elron's share in the capital of Impliant over carrying amount of the investment in the capital and in loans (which was prior to consolidation accounted for using the equity method of accounting), in the amount of  approximately $2,300, was recorded in a shareholders equity as a revaluation reserve. In addition, excess cost, in the amount of approximately $3,300, which was allocated to IPR&D, was not charged directly to the statement of income as required under US GAAP, but rather, was recognized as an asset in accordance with the provisions of IAS 38. The capital reserve derived upon initial consolidation will be classified to retained earnings (accumulated deficit) upon amortization of the intangible asset allocatd to the IPR&D.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

14.
Allocation of losses to the Non-controlling interest – in accordance with US GAAP prior to adoption of ASC 810 guidance with respect to non-controlling interest (originally issued as FAS 160 on January 1, 2009),  where the equity or ownership structure of a subsidiary is complex, for example when the non-controlling interest holds preferred shares or other senior debt that confers preference to the holder upon liquidation or distribution of a dividend, losses were not to be allocated to the non-controlling if such allocation will reduce the non-controlling interest below the lower of the non-controlling's investment and the value of the non-controlling interest's rights upon liquidation. According to IFRS, losses may be allocated to the non-controlling interest up to the amount of the non-controlling's investment, or further up to the amount of a guarantee provided by the non-controlling. As a result, as of January 1, 2008, the non-controlling interest under IFRS decreased by approximately $1,700 against a corresponding decrease in the retained earnings (increase of accumulated deficit). In addition, during 2008, the net loss attributable to the Company's shareholders declined by approximately $3,500 against an increase in the non-controlling interest in the loss.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.           Details regarding investments in the consolidated balance sheet as of December 31, 2009

	Rate of	Fully
	holdings	diluted	Carrying	Market value of
	in	rate of	value of	traded shares
	equity	holdings	investments	31.12.09	17.03.10
	%

Investments in group companies

Subsidiaries:
Starling Advanced Communication Ltd. (*)	68.05 (49.86)	59.58	(6,282)	8,899	11,665
Medingo Ltd. (*)	92.04 (50.32)	76.00	(1,471)
SyncRx Ltd. (*)	84.00 (42.08)	74.85	366
Actysafe(*)	100.00 (50.10)	85.00	(66)
Xsights Ltd. (formerly: PaperLynx) (*)	100.00 (50.10)	81.50	(488)
Wavion Inc.	65.67	56.30	(26)

Associates:
Impliant Inc.	47.64	40.02	2,803
Given Imaging Ltd. (Nasdaq: GIVN) (*)	32.23 (27.70)	26.35	104,501	165,256	179,169
Galil Medical Ltd. (*)	29.10 (20.52)	24.74	154
Notal Vision Inc.	27.09	20.19	998
Aqwise Ltd.	34.03	29.95	3,154
Teledata Ltd.	21.05	20.85	(2,700)
NuLens Ltd.	33.71	28.92	1,160
BrainsGate Ltd.	23.28	20.83	2,741
Safend Ltd.	26.97	21.83	(325)
Atlantium Inc.	23.44	20.22	10
Pocared Ltd.	31.51	30.32	705
Plymedia Inc.	27.55	21.84	10

Other investments:
GigOptix Inc.	8.71	N/A	1,618	1,618	1,503
BPT Ltd.	17.45	15.88	2,942
Jordan Valley Ltd.	19.58	18.16	8,071
EVS (Nasdaq: EVSNF.OB)	9.68	N/A	395	395	345
InnoMed Ventures L.P.	13.92	N/A	1,434

* Includes holdings through RDC. In parentheses Elron's effective holdings.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

B.	Subsidiaries consolidated by the Company

	Rate of holdings in
	shares and voting rights
	December 31
	2009	2008
	%

Companies consolidated by the Company
Starling Advanced Communications Ltd. (*)	68.1 (49.9)	68.1 (49.9)
Medingo Ltd. (*)	92.0 (50.3)	92.0 (50.4)
Wavion Ltd.	65.7	65.7
RDC – Rafael Development Corporation Ltd.	50.1	50.1
Xsights Ltd. (*)	100 (50.1)	100 (50.1)
Sync-Rx Ltd. (*)	84.0 (42.0)	77.9 (39.0)
ActySafe Ltd. (*)	100 (50.1)	100 (50.1)
Sela Ltd. (*),(**)	-	71.9 (45.6)
Impliant Inc. (*); (***)	-	46.4

(*)        Includes holdings through RDC. In parentheses Elron's effective holdings.
(**)     Sela was sold during 2009.
(***)   Impliant was de-consolidated on September 30, 2009.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

C.	Subsidiaries consolidated by Company subsidiaries

	Rate of holdings in
	shares and voting rights
	December 31
	2009	2008
	%

By RDC Ltd.
ActySafe Ltd.	100	100
Sync-Rx Ltd.	84	78
Xsights Ltd.	100	100

By Medingo Ltd.
Medingo Inc.	100	100

By Wavion Inc.
Wavion Ltd.	100	100

By Impliant Inc. (*)
Impliant Ltd.	-	100

(*)	Impliant was de-consolidated on September 30, 2009.

Report Filed with Israeli Securities Authority on March 18, 2010

Payment of a Bonus to Ari Bronshtein, the Company's Co-CEO, for the Year 2009

Payment of a special bonus in the amount of NIS492,000 (currently approximately $132,000) to the Officer was approved for his intensive activities and special efforts for the benefit of the Company during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in the Company's losses, the sale of the Company's holdings in NetVision, and the advancement of Elron's group companies' businesses. The amount of  the bonus is reasonable.

It should be noted that in accordance with the Services Agreement with Discount Investment Corporation Ltd. ("DIC") which was approved by the Company's shareholders on April 22, 2009 ("Services Agreement"), the Officer's salary is paid not by the Company, but rather by DIC.  The bonus was approved and granted by the Company and actually paid through DIC in accordance with the Services Agreement

Payment of a Bonus to Zvi Slovin, the Company's Co-CEO, for the Year 2009

Payment of a special bonus in the amount of NIS552,000 (currently approximately $148,000) to the Officer was approved for his intensive activities and special efforts for the benefit of the Company during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in the Company's losses, and the advancement of Elron's group companies' businesses. The amount of the bonus is reasonable.

It should be noted that in accordance with the Services Agreement with DIC, the Officer's salary is paid not by the Company, but rather by DIC. The bonus was approved and granted by the Company and actually paid through DIC in accordance with the Services Agreement.

Payment of a Bonus to Arie Mientkavich, the Company's Chairman of the Board of Directors, for the Year 2009

Payment of a special bonus in the amount of NIS950,000 (currently approximately $255,000) to the Officer was approved, subject to the approval of the Company's shareholders,  for his special contribution and activities during the past year in his capacity as Chairman of the Board of Directors, and mainly for leading the Company in its efforts to significantly decrease its losses, and in its efforts to sell the Company's holdings in NetVision. In addition, the Officer led the Company's intensive efforts to increase its managerial inputs and investment in certain of its group companies. Mr. Mientkavich also led the Company's efforts to reduce its corporate expenses as part of the implementation of the Services Agreement. The bonus is equivalent to 7.9 times the Officer's monthly salary during the year 2009. The amount of the bonus is reasonable.